UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

[Amendment No. 4]

BIRCH BRANCH, INC.

(Name of the Issuer)

Birch Branch Inc.

Birch Branch Acquisition Corp.

Wang Xinshun

Li Weitian

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

09068B204

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David Sass, Esq.

Qian Hu, Esq.

McLaughlin & Stern, LLP

260 Madison Avenue

New York, NY 10016

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$181,347.2	$24.74	***

*The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.10 for 1,813,472 outstanding common stock of the issuer subject to the transaction (the “Transaction Valuation”).

**The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #7 for Fiscal Year 2013 , was calculated by multiplying the Transaction Valuation by .00013640.

*** Previously paid.

☐ ❖	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 24.74
Form or Registration No.:	Schedule 13E-3
Filing Party:	Birch Branch Inc., Birch Branch Acquisition Corp., Wang Xinshun, Li Weitian
Date Filed:	October 5, 2012

NIETHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

Item 2. Subject Company Information

Name and Address

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger - Background of the Transaction: Filing Persons Information - Subject Company”

Securities

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ Other Information - Securities, Dividends, Trading Markets & Prices”

Trading Market and Price.

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ Other Information - Securities, Dividends, Trading Markets & Prices”

Dividends

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ Other Information - Securities, Dividends, Trading Markets & Prices”

Prior Public Offerings

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ Other Information – Prior Public Offerings and Purchases by Filing Persons”

Prior Stock Purchases

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ Other Information – Prior Public Offerings and Purchases by Filing Persons”

Item 3. Identity and Background of Filing Persons

Birch Branch Inc.

Name and Business Address

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

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-	“The Merger - Background of the Transaction: Filing Persons Information – Subject Company”

Business and Background of Entity

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger - Background of the Transaction: Filing Persons Information - Subject Company”

Business and Background of Natural Persons

Not applicable

Birch Branch Acquisition Corp. (“Acquisition Corp.”)

Name and Business Address

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger - Background of the Transaction: Filing Persons Information - Acquisition Corp.”

Business and Background of Entity

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger - Background of the Transaction: Filing Persons Information - Acquisition Corp.”

Business and Background of Natural Persons

Not applicable.

Wang Xinshun

Name and Business Address

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger - Background of the Transaction: Filing Persons Information - Mr. Wang Xinshun”

Business and Background of Entity

Not applicable.

Business and Background of Natural Persons

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger - Background of the Transaction: Filing Persons Information- Mr. Wang Xinshun”

Li Weitian

Name and Business Address.

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger - Background of the Transaction: Filing Persons Information- Mr. Li Weitian”

Business and Background of Entity.

Not applicable.

Business and Background of Natural Persons.

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

4

-	“The Merger - Background of the Transaction: Filing Persons Information – Mr. Li Weitian”

Item 4. Terms of the Transaction

Material Terms and Consideration

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“The Merger – Terms of the Transaction”

-	“Appendix A: Agreement and Plan of Merger”

Purchases

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger – Terms of the Transaction”

-	“Appendix A: Agreement and Plan of Merger”

Different Terms

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger – Terms of the Transaction”

-	“Appendix A: Agreement and Plan of Merger”

Appraisal Rights

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Shareholder Rights – Appraisal Rights and Exercise Procedure”

Provisions for Unaffiliated Security Holders

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Shareholder Rights - Access to Records and Retainer of Counsel by Unaffiliated Security Holders”

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Transactions

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ The Merger – Background of the Merger: Pre-Merger Share Exchange”

Significant Corporate Events and Negotiations or Contacts

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ The Merger – Background of the Merger: Pre-Merger Share Exchange”

5

Conflict of Interest

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ The Merger – Background of the Merger: Filing Persons Information – Mr. Wang Xinshun”

-	“ The Merger – Background of the Merger: Filing Persons Information - Subject Company”

-	“ The Merger – Background of the Merger: Pre-Merger Share Exchange”

Agreements Involving the Subject Company’s Securities

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ The Merger – Background of the Merger: Pre-Merger Share Exchange”

Item 6. Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired.

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ The Merger –Terms of the Merger”

Plans.

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Special Factors – Purposes, Alternatives, Reasons, and Effects: Effects of the Merger”

-	“ The Merger – Conduct of Business After the Transaction”

Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

Purpose

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Purposes, Alternatives, Reasons, and Effects: Purpose of the Transaction”

-	“The Merger – Background of the Transaction”

Alternatives

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Purposes, Alternatives, Reasons, and Effects: Alternatives to the Transaction”

Reasons

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Purposes, Alternatives, Reasons, and Effects: Reasons for Conducting the Transaction”

Effects of the Merger

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

6

-	“Summary Term Sheet”

-	“Special Factors – Purposes, Alternatives, Reasons, and Effects: Effects of the Merger”

-	“ The Merger – Conduct of Business After the Transaction”

Item 8. Fairness of the Transaction

Opinion of Financial Advisor and Factors Considered

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Fairness of the Transaction”

-	“Special Factors – Reports, Opinions, Appraisals and Negotiations”

-	“Appendix E: Fairness Opinion by P.K. Hickey Co., Inc.”

Approval of Security Holders

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Fairness of the Transaction”

-	“Shareholder Rights - Shareholder Approval Requirement”

Unaffiliated Representative

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Fairness of the Transaction”

-	“The Merger – Reasons for Conducting the Transaction”

-	“Shareholder Rights– Access to Records and Retainer of Counsel by Unaffiliated Security Holders”

Approval of Directors

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Fairness of the Transaction”

Other Offers

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Special Factors – Fairness of the Transaction”

Item 9. Reports, Opinions, Appraisals, and Negotiations

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Summary Term Sheet”

-	“Special Factors – Fairness of the Transaction”

-	“Special Factors – Reports, Opinions, Appraisals and Negotiations”

7

-	“Appendix E: Fairness Opinion by P.K. Hickey Co., Inc.”

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger – Source of Funds or Other Consideration”

Conditions

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger – Terms of the Transaction”

Expenses

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Other Information – Expenses Involved in the Transaction”

Borrowed Funds

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger – Source of Funds or Other Consideration”

Item 11. Interest in Securities of the Subject Company

Securities Ownership

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“ The Merger – Background of the Transaction: Pre-Merger Share Exchange”

-	“Other Information – Securities, Dividends, Trading Markets & Prices”

Securities Transactions

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“The Merger – Background of the Merger: Pre-Merger Share Exchange”

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Other Information – Financial Information”

Pro Forma Information

Not Applicable.

8

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Other Information – Solicitations or Recommendations”

Employees and Corporate Assets

The information set forth in the attached 14c Information Statement under the following captions is incorporated herein by reference:

-	“Other Information – Employees and Corporate Assets”

Item 15. Additional Information

None.

Item 16. Exhibits

Exhibit Number	Description
(a)(1)	None

(a)(2)	None

(a)(3)	Preliminary Information Statement of Birch Branch Inc. Pursuant to Rule 14(c) of The Exchange Act

(a)(4)	None

(b)	None

(c)	Fairness Opinion by P.K. Hickey Co., Inc.

(d)	Form of Agreement and Plan of Merger

(e)	None

(f)	Article 113 of the Colorado Business Corporations Act

(g)	None

9

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

BIRCH BRANCH INC.

By:	/s/ Wang Feng
Name:	Wang Feng
Title:	CEO
Date:	March 6, 2013

BIRCH BRANCH ACQUISITION CORP.

By:	/s/ Wang Xinshun
Name:	Wang Xinshun
Title:	President
Date:	March 6, 2013

WANG XINSHUN
By:	/s/ Wang Xinshun
Date:	March 6, 2013

LI WEITIAN
By:	/s/ Li Weitian
Date:	March 6, 2013

10

Exhibit (a)(3)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14C INFORMATION

Preliminary Information Statement

Pursuant to Section 14(c) of the Securities Exchange Act of 1934
(Amendment No. 4)

Check the appropriate box:

a.	☒	Preliminary Information Statement (Definitive Information Statement to be released to shareholders on ________, 2013)
b.	☐	Confidential, for Use of the Commission Only (as permitted by Rule l4c-5(d) (2))
c.	☐	Definitive Information Statement

BIRCH BRANCH, INC.

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11

(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transaction applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): $
(4)	Proposed maximum aggregate value of transaction: $
(5)	Total fee paid: $

☐	Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: $
(2)	Form, Schedule or Registration Statement No.:
(3)	Filing Party:
(4)	Date Filed;

Exhibit (a)(3)

RELIMINARY COPY

BIRCH BRANCH, INC.

Henan Shuncheng Group Coal Coke Co., Ltd. (New Building),

Cai Cun Road Intersection,

Anyang County, Henan Province, China 455141

+86 372 323 7890

INFORMATION STATEMENT UNDER REGULATION 14C

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

To Shareholders of Birch Branch Inc. Common Stock, no par value:

The Board of Directors of Birch Branch Inc. (the “Company”) is furnishing this Information Statement to all holders of record of the issued and outstanding shares of the Company’s common stock, no par value (“Shares”), as of the close of business on November 3, 2012 (the “Approval Record Date”), in connection with a short-form merger through which the Company will merge into and with Birch Branch Acquisition Corp. (“Acquisition Corp.”). A copy of the Agreement and Plan of Merger is attached hereto as Appendix A and is incorporated herein by this reference.

When the short-form merger is consummated, the Company will be privately-held and 100% of its outstanding shares of common stock will be owned by Acquisition Corp. which is controlled by Mr. Wang Xinshun and Mr. Li Weitian. The remaining 1,813,472 shares will be purchased for cash consideration of $0.10 per share. As required by the Securities Exchange Act of 1934, as amended, the Company has filed Schedule 13E-3 Transaction Statement with the Securities and Exchange Commission (the SEC). As a privately-held corporation, the Company will terminate its periodic reporting obligations under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), will terminate the registration of its common stock under the Exchange Act and will terminate the quotation of its common stock in the OTCQB.

For the proposed short-form merger, Section 7-113-102 of the Colorado Revised Statute (the CRS) does NOT require voting of shareholders of the Company. As shareholders, you will have the rights of a dissenting owner if you choose to exercise those rights. The rights of dissenting owners are found in Article 113 of the Colorado Business Corporations Act (the CBCA). A copy of the statute is attached hereto as Appendix B. If you wish to exercise dissenting rights in connection with the short-form merger, you must deliver to the Company a written notice of your intent to do so not later than _________, 2013. A copy of the form of notice is attached hereto as Appendix C.

The Company will pay the expenses of furnishing this Information Statement, including the cost of preparing, assembling and mailing this Information Statement. The Company will send this Information Statement to the record holders of Share(s) as of the close of business on the Approval Record Date. Only one Information Statement is being delivered to multiple security holders sharing an address unless the Company receives contrary instructions from one or more of the security holders. The Company will undertake to deliver promptly upon written or oral request a separate copy of this Information Statement to a security holder at a shared address to which a single copy of the documents was delivered.

NIETHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

2

Exhibit (a)(3)

3

Exhibit (a)(3)

ITEM 1. SUMMARY TERM SHEET

The material terms of the proposed merger are summarized as follows:

•	Subject Company : The Company is a Colorado corporation with 32,047, 222 Shares currently outstanding. The Shares were quoted on the OTC Bulletin Board (“OTCBB”) until July 2012 and are currently quoated on the OTCQB.

•	Acquisition Corp .: Acquisition Corp. is a newly formed corporation created by the Filing Persons for the purpose of causing the Company to merge with and into such entity through a short-form merger. Prior to the Merger, Acquisition Corp. owns approximately 94.4% of the Shares.

•	Filing Persons : the Company, Acquisition Corp., Mr. Wang Xinshun and Mr. Li Weitian (collectively, the “Filing Persons”) intend to file Schedule 13E-3 Transaction Statement with the SEC to report the proposed merger (the “Merger”) .

•	Purposes of the Transaction : The purpose of the Merger is to enable Acquisition Corp., Mr. Wang Xinshun and Li Weitian to acquire the outstanding public minority equity interest in the Company and to further achieve cost saving and burden reduction upon termination of the Company’s reporting obligation.

•	Terms of the Merger : The Filing Persons intend to cause the Company to merge with and into Acquisition Corp. in a short-form merger under Section 7-111-104 of the CBCA pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), a form of which is Appendix A of this Information Statement. Pursuant to the Merger Agreement, each holder of Share(s) (other than Acquisition Corp.) will be entitled to receive cash (the “Cash Merger Price”) in the amount of $0.10, without interest. The Filing Persons have calculated that pursuant to this procedure, approximately 1,813,472 shares will be cashed out, which would not result in any cost to the company. Mr. Wang Xinshun, one of the Filing Persons will provide the necessary funding for the Merger from personal funds.

•	Fairness of the Merger : the Filing Persons have considered various factors to conclude that the merger is fair to the Company shareholders, including both affiliated and unaffiliated shareholders. Affiliated shareholder will control the surviving company after the Merger . Due to the lack of investment liquidity, the propose merger is the quickest way for unaffiliated shareholders to cash their shares. In reaching its decision as to fairness of the merger, the Board considered and adopted the fairness opinion provided by P.K. Hickey Co., Inc. (“P.K. Hickey”).

•	Alternatives to the Transaction : the Filing Persons considered other alternative transactions to go private, including a long-form merger, tender offer and reverse split. After considering the costs associated with these alternatives and effects on unaffiliated shareholders, the Filing Persons decided to conduct the short-form merger. It avoids the additional expenses of soliciting proxies or launching a tender offer and allows the unaffiliated holders of Shares to receive cash payment within a relatively short period of time.

•	Effects of the Transaction: Following the consummation of the Merger, the surviving company will not be a publicly-traded company and will instead become a private company owned by Mr. Wang and Mr. Li. In addition, after the Merger, Shares will no longer be listed on any securities exchange or any quotation system, including the OTCBB and OTCQB . Holders of Shares (other than Acquisition Corp.) will be cashed out in exchange for $0.10 per Share and Filing Persons will bear the rewards and risks of the surviving company after the merger, including any future earnings and growth of the surviving company as a result of improvements to its operations.

•	Shareholder voting and Appraisal Rights : Under the CBCA, no action is required by the holders of Shares for the Merger to become effective. Holders of Shares will not be entitled to vote with respect to the Merger but will be entitled to certain appraisal rights under the CBCA.

4

Exhibit (a)(3)

ITEM 2.	SPECIAL FACTORS

Purpose, Alternatives, Reasons, and Effects

Purposes of the Transaction

The purpose of the Merger is to enable Filing Persons to acquire 100% control of the Company. Holders of Shares (other than Filing Persons) will be cashed out in exchange for $0.10 per Share and Filing Persons will bear the rewards and risks of the surviving company after the merger, including any future earnings and growth of the surviving company as a result of improvements to its operations. Following the consummation of the Merger, the surviving company will not be a publicly-traded company and will instead become a private company owned by Mr. Wang Xinshun and Li Weitian. Its reporting obligation under the Exchange Act will be suspended and eventually terminated. In addition, after the Merger, Shares will no longer be listed on any securities exchange or any quotation system, including the OTCBB and OTCQB.

Alternatives to the Transaction

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated holders of Shares, including leaving the Company as a majority-owned public company. In the view of the Filing Persons, the principal advantage of leaving the Company as a majority-owned public company would be for the potential investment liquidity of owning securities of a public company and for the possibility of using the Company’s securities to raise capital.

However, the Filing Persons do not believe that either of these rationales is persuasive. The Filing Persons noted that companies of similar size and public float to the Company do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. The trading volume of the Shares in the past six months was close to zero, which shows the lack of investment liquidity. It is difficult for shareholders of the Company to sell their share on the public market. In absence of investment liquidity, the primary advantage of being a majority-owned public company does not exist. Therefore, the Filing Persons concluded that the advantages of leaving the Company as a majority-owned public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons have determined to effect the Merger at this time because they wish to realize as immediately as possible the benefits of taking the Company private, as discussed above. The current market price of the Company’s common stock was not a factor in the timing of the Filing Persons’ decision to effect the Merger.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 7-111-104 of the CBCA is also the quickest and most cost-effective way for Acquisition Corp. to acquire the outstanding Shares that it has not already owned, as well as an equitable and fair way to provide liquidity, in the form of cash consideration, to the smaller public holders of Shares. In choosing the best approach to go private, the Filing Persons considered alternative transactions such as a long-form merger, tender offer or reverse stock split. Under the CBCA, both long-form merger and reverse stock split have to be approved by shareholders of the Company and the Company will have to solicit proxies. There will substantial expenses incurred in soliciting proxies or launching a tender offer and it takes longer to complete these alternative transactions. The short-form merger avoids the additional expense of soliciting proxies or launching a tender offer and allows the unaffiliated holders of Shares to receive cash payment within a relatively short period of time.

Reasons for Conducting the Transaction

In determining whether to acquire the outstanding public minority equity interest in the Company and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking the Company private through the Merger:

•	decreased costs associated with being a public company. In connection with its reporting obligations, the Company incurred about $205, 000 expenses each year, including:

-	legal fees: $70,000

-	accounting and auditing expenses: $100, 000

-	transfer agent charges: $5,000

-	printer charges: $ 30,000

5

Exhibit (a)(3)

after acquiring the Shares of unaffiliated shareholders through the proposed merger, the Company’s reporting obligation would be suspended and eventually terminated and it would no longer incur the above-mentioned expenses; such cost saving is necessary given the fact that the Company’s financial situation has been getting worse;

•	elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations;

•	the opportunity for minority shareholders to receive cash for their Shares quickly and allows the Company to become a privately held company without any action by the majority of the Company shareholders.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the non-affiliated holder of Share(s) and the Filing Persons concerning the Merger, including the fact that:

•	Following the Merger, if the Company’s financial condition improves, the shareholders who are cashed out will not participate in any future earnings of or benefit from any increases in the Company’s value;

•	For U.S. federal income tax purposes generally, the cash payments made to the shareholders who are cashed out pursuant to the Merger Agreement will be taxable to such shareholders; in order to determine the exact tax consequences of receiving the Cash Merger Price, shareholders should consult tax professionals at their own expenses;

•	The smaller shareholders have not been represented in discussions about the Merger, either by the board of directors of the Company or an independent committee representing the interests of the disinterested shareholders; and

•	Acquisition Corp. as the only remaining holder of Shares will be the sole beneficiary of the cost savings that result from going private.

Effects of the Transaction

The beneficial ownership of the Filing Persons in the Company immediately prior to the consummation of the Merger amounts to approximately 94.4 % in the aggregate. Upon completion of the Merger, the Filing Persons will have complete control over the surviving company’s business.

Once the Merger is effective, trading in Shares on the OTCQB will cease. There will no longer be price quotations for Shares. The registration of Shares under the Exchange Act will be terminated. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, the surviving company will no longer be required to file annual, quarterly, or other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Shares.

Following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Information Statement, be conducted substantially as they currently are being conducted. For more information concerning the impact of the Merger on the Company’s business, see “Conduct of Business After the Transaction” under Item 3 of this Information Statement.

The Merger also has impacts on the interest of the Filing Persons (other than the Company) in the net book value and net earnings of the Company. As of June 30, 2012, the Company had a negative equity of $7.3 million, a decline of approximately 25.9% and a negative retained earnings of $21.4. For the six months ending June 30, 2012, the Company has a loss of operation of $25 million. Acquisition Corp., which is 100% controlled by Mr. Wang Xinshun and Mr. Li Weitian, owns 94.4% of the Shares. As a result, it in effect owns 94.4% of the negative book value and net earnings of the Company. If the Filing Persons acquired the rest 5.6% Shares through the proposed transaction, Acquisition Corp. would owning 100% of the Company’s negative book value and negative net earnings.

6

Exhibit (a)(3)

Fairness of the Transaction

The Company, other Filing Persons, and the board of the Company (the “Board”) reasonably believe the proposed merger transaction is fair to all Company shareholders, including affiliated and unaffiliated shareholders. None of the Board members dissented to or abstained from voting on the proposed merger.

In reaching such conclusion, the Board considered the following factors:

•	Limited Market for the Shares: The Board reviewed the market for the Shares, particularly the trading volume. In the past six months, the trading volume for Shares was almost zero. There is a limited market for the Shares and it is difficult for the Company shareholders to liquidate, especially to sell large blocks of Shares. In fact, due to lack of quotation, the Shares became ineligible for being quoted on the OTCBB in July 2012 and are now quoted on the OTCQB. The Board has accordingly concluded that the Company shareholders derive little benefit from the public-traded status of the Shares.

•	Burden of Reporting Requirements on the Company: The Board considered the time and expenses associated with its reporting obligations under the Exchange Act. As a public company, the Company has spent about $ 205,000 every year for legal, accounting, and other expenses in connection with the reporting. The management also spent a substantial amount of time in preparing the required documentation. By terminating the Company’s reporting obligation, the proposed transaction will not only reduce costs but also reduce burdens on management so that it can focus on the daily operation and business development of the Company.

•	Trading Prices and Financial Parameters: In reaching its conclusion on the fairness of the Cash Merger Price, the Board considered current and historical market prices of Shares as well as liquidation value. Due to the lack of liquidity, it is difficult for shareholders to sell their Shares at the market price. Thus, in the Board’s review, the market price does not reflect the fair value of the Shares. The Board also considered financial parameters of the Company such as net book value and going concern value. In particular, the Company had a negative equity of $7.3 million as of June 30, 2012 and a negative equity of $18.2 million as of September 30, 2012. Based on the negative book values and the continuing decrease of the Company’s book value, the Filing Persons concluded that the Cash Merger Price was fair to the unaffiliated security holders of the Company.

•	In addition to net book value, the Board also considered going concern value of the Company in reaching its decision on the fairness of the Cash Merger Price. The board and the Filing Persons believe that the Company can continue as a going concern and the major shareholder has indicated a willingness to continue financial support to the Company. The Board and the Filing Persons do not have any plan to close the business of the Company after evaluating the financial information from history, especially the fiscal year of 2011 and the first three quarters of 2012 and considering the turnover of China’s macro economy from the last quarter of 2012. The Company’s operation is currently under downturn due to the cold coke market of China which is due to the slowdown of the China’s steel market that is highly correlated the real estate market. However, management believes that the Chinese economy is expected to grow at least 8% for the future five years. With the release of controls over the real estate markets, the need for steel and coke are expected to go back to normal in the future five years. Since the Company will continue as a going concern, the Board has considered the Company’s going concern value as opposed to liquidation value.

As of December 31, 2012, the going concern value of the Company is $(29,275,434), which equals to (0.91) per share. In evaluating the going concern value, the Company’s management made various assumptions about expected future revenues, expenses, assets, liabilities and equity. These assumptions were made after gathering and analyzing data that affects the future economic outlook of the Company. The data was derived from sources such as the projected financial statements, publicly available information and other economic materials. The Cash Merger Price of $0.10 per Share represented a premium to the (0.91) per share going concern value of the Company. Accordingly, the analysis of the going concern value shows the fairness of the Cash Merger Price to unaffiliated shareholders of the Company.

7

Exhibit (a)(3)

•	The Board did not consider purchase prices paid in previous purchases since there has been no prior stock purchase by any of the Filing Persons in the past two years.

•	Opinion of Financial Advisor: Pursuant to an engagement letter dated as of May 11, 2012, the Company retained P.K. Hickey act as its financial advisor in connection with the Merger. P.K. Hickey provided a written opinion dated July 17, 2012, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as P.K. Hickey considered relevant, the per share merger consideration of $0.10 in cash is fair, from a financial point of view, to the holders of Shares (other than the Filing Persons), as of the date of the opinion. For more information concerning fairness of the transaction, see Appendix D: Fairness Opinion by P.K. Hickey Co., Inc.

o	After reviewing the Hickey opinion, the board of the Company (the “Board”) found its analysis reasonable and its conclusion acceptable. The Board didn’t feel it necessary to ask Hickey to make any presentation before its members. The Board adopted Hickey’s opinion, including the analysis, discussion and conclusion as its own. In adopting Hickey’s opinion, the Board has considered the factor that the market price of Shares is and has been higher than the merger consideration recommended by P.K Hickey. As illustrated above, the market for Shares is limited. Due to the lack of liquidity, it is difficult for shareholders to sell their Shares at the market price. Thus, in the Board’s review, the market price does not reflect the fair value of the Shares.

o	The Filing Persons considered the factor that the Fairness Opinion was dated July 17, 2012 while this Information Statement is dated in February 2013. The Fairness Opinion is based on financial data up until the quarter ending March 31, 2012. Based on a review of the Company’s financial statements for the quarter ending September 30, 2012, the Company’s financial situation has become worse. If P.K Hickey has updated its fairness opinion based on the most recent financial data, the Merger Cash Price would be less than $0.10 per share. Considering the interests of unaffiliated shareholders, the Board and the Filing Persons decided to base their fairness decision on the original Hickey opinion dated July 17, 2012.

•	Special Committee: The Filing Persons also considered requesting that independent directors of the Company form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option. The Filing Persons believed that the cost of legal counsel and the diversion of management resources to assist the special committee would have been an unnecessary and imprudent drain on the already limited resources of the Company.

The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

Since the Filing Persons control 94.4% of the Shares, the Board did not consider it as necessary to seek the approval by a majority of unaffiliated security holders. Under the CBCA, shareholder approval is not required for the proposed merger to be effective.

In addition, the Company has substantial net losses and its financial condition is not getting better. The Board intends to reduce costs and expenses to the maximum extent possible. Having a shareholder meeting and submiting the proposed merger for shareholders voting would be been an unnecessary and imprudent drain on the already limited resources of the Company.

A majority of directors who are not employees of the Company have not retained an unaffiliated representative to act on behalf of unaffiliated security holder for purposes of negotiating the terms of the proposed merger and preparing a report concerning the fairness of the transaction.

The proposed Merger has been approved by a majority of the directors of the Company who are not the Company’s employee.

The Company or its affiliates are not aware of any offer made by unaffiliated person, other than the Filing Persons, during the past two years for: 1) the merger or consolidation of the Company with or into another company or vice versa; 2) the sale or other transfer of all or any substantial part of the assets of the Company; or a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

8

Exhibit (a)(3)

In view of the fact that insiders owned more than 90% of the outstanding stock of the Company, State law does not require the approval of a majority of the minority shareholders, therefore the transaction has not been structured to obtain the approval of a majority of unaffected security holders. The independent directors did not retain any unaffiliated representative to act for the unaffiliated shareholders to negotiate on their behalf, or appoint a special committee of independent directors to evaluate the merger. The transaction was unanimously approved by all directors of the Company. The Board and the Filing Persons believe that the merger is procedurally fair to the unaffiliated shareholders. The unaffiliated shareholders are protected by State law since they are entitled to exercise dissenters’ rights and demand “fair value” for their Shares. See “SHAREHOLDER RIGHTS— Appraisal Rights and Exercise Procedures” in this Information Statement.

Reports, Opinion, Appraisals and Negotiations

The Company has received from P.K. Hickey an opinion as to the fairness of the transaction, from a financial point of view, to the Company’s shareholders.

P.K Hickey has many years of experience in financial advisory and investment banking and has previously evaluated similar transactions. The Company received offers from other financial institutions prior to the engagement of P.K. Hickey but decided to hire P.K. Hickey based on its reputation and prior experience. The fee P.K. Hickey has received for preparing and issuing the opinion was $14,500.

P.K Hickey as an independent financial advisor recommended the amount of consideration to be paid.

In reaching its opinion, P.K. Hickey primarily relied on the financial parameters of the Company, its business operation and the overall market situation. P.K. Hickey did not receive any instruction from the Company. Nor did the Company or affiliates impose any limitation on the scope of P.K. Hickey’s investigation in connection with providing the opinion.

The P.K. Hickey Opinion is attached as Appendix D of this Information Statement. The opinion will be made available for inspection and copying at the principle executive offices of the Company located at Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection, Anyang County, Henan Province, China 455141. The opinion will also be made available for inspection and copying at the offices of the Filing Persons’ counsel located at 260 Madison Avenue, New York, NY 10026 during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

ITEM 3. THE MERGER

Background of the Transaction

Filing Persons Information

•	Subject Company

The full name of the subject company is Birch Branch Inc. The principal executive offices of the Company are located at Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection, Anyang County, Henan Province, China 455141. The telephone number is 86 372 323 7890.

The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

9

Exhibit (a)(3)

The Company has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

•	Acquisition Corp.

Acquisition Corp. was recently formed by the Filing Persons for the purpose of effecting the Merger. Its principal business address is Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection, Anyang County, Henan Province, China 455141. Acquisition Corp. has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

•	Mr. Wang Xinshun

Mr. Wang Xinshun is an individual with a business address at Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection, Anyang County, Henan Province, China 455141. Mr. Wang is a founder and the sole director of SC Coke, the operating subsidiary of the Company in China. He has held this position since February 2005. Since May 2008, Mr. Wang has also served as the General Manager of Bailianpo, in which he owns a 43.86% interest. From August 1997 to January 2005 Mr. Wang serviced as general manager of Anyang Shuncheng Coal Washing Co., Ltd. Mr. Wang founded Anyang Tiexi Coal Washery in March 1991 where he worked as a factory director until July 1997. Mr. Wang serves on the board of directors of Angang Steel Group Metallurgy Furnace Co., Ltd., Anyang Commercial Bank Co. Ltd. and Bailianpo. Mr. Wang’s experience in the coal and coke industry and the operation and management of large-scale coke and refined coal operations are valuable resources in formulating business strategy, addressing business opportunities and resolving operational issues that arise from time to time.

•	Mr. Li Weitian

Li Weitian is an individual with a business address at 1220 N. Market Street, Suite 806, Wilmington, DE 19801. Li Weitian is businessman in the finance industry.

Board Discussions on the Proposed Merger

•	In the ordinary course of business, the Board regularly evaluates the Company’s business operation, its position in the U.S. capital market, as well as its long-term strategy and alternatives.

•	During its meeting on April 20, 2012, the Board assessed the Company’s position in the U.S. capital market. Members of the Board reviewed the expenses in connection with the Company’s reporting obligations as a public company. The Board also considered the trading market of the Shares, in particular the trading volume and price trends. Based on these factors, the Board then weighed the benefits and burdens of being a public company. Members of the Board all agreed that taking the Company private would be in the best interest of the Company and its shareholders.

To determine the specific structure for the going private transaction, the Board reviewed the Company’s shareholder structure. Based on the fact that 94.4% of the Shares were beneficiary owned by Mr. Wang Xinshun and Mr. Li Weitian, members of the Board agreed to a proposal for conducting the going private transaction. In the proposal, a privately held company controlled by Mr. Wang and Mr. Li will acquire outstanding Shares owned by unaffiliated minority shareholders.

The Board also approved the retention of legal counsel to advice on the transaction and financial advisor to assess the fair value of the Shares from a financial point of view.

10

Exhibit (a)(3)

•	On May 10, 2012, members of the Board had a meeting with Mr. Li Weitian, the second largest beneficiary owner of the Shares. The Board discussed its decisions made during the April 20 meeting with Mr. Li. Mr. Li agreed with the Board’s decisions in all aspects.

•	Subsequently, the legal counsel was retained by the Company to advise on the transaction structure.

•	May 11, 2012, the Company retained P.K. Hickey as its financial advisor in connection with the going private transaction. P.K. Hickey provided a written fairness opinion on July 17, 2012.

•	The Board subsequently reviewed the P.K. Hickey fairness opinion and adopted the fairness opinion as its own view by resolution made on August 20, 2012.

Pre-Merger Share Exchange

Prior to the Merger, companies controlled by Mr. Wang Xinshun and Li Weitian (“Controlled Middle Companies”) collectively owned 94.4% of the Shares. On August 20, 2012, Controlled Middle Companies then entered into two share exchange agreements with Acquisition Corp. Pursuant to the terms and conditions of these agreements, Controlled Middle Companies transferred 30,233,750 Shares to Acquisition Corp. in exchange for 100,000 share of the capital stock of Acquisition Corp. Subsequent to the share exchanges, Acquisition Corp. owns 94.4% of the Shares while Controlled Middle Companies collectively own 100% of Acquisition Corp.

Other than the transactions described above, there has been no transaction that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons and (2) the Company or its affiliates.

Legal Counsel Engagement

In the proposed merger, the Company and the remaining Filing Persons will be represented by the same law firm. The Board considered the issues in connection with such arrangements, including but not limited to any potential conflict of interest between the Company and the remaining Filing Persons. In the Board’s view, there was no such conflict since 94.4% of the Shares were owned by Acquisition Corp. and the primarily purpose of all Filing Persons is to take the Company private and save the costs associated with the Company’s current reporting obligations as a public corporation.

The remaining Filing Persons also considered retaining separate counsel to negotiate the transaction with the Company but decided not to pursue this option. The remaining Filing Persons believed that retaining separate legal counsel would have been unnecessary given the cost of such arrangements and the consistency of their interests with the Company’s interests.

Terms of the Transaction

Immediately prior to the Merger, Acquisition Corp. owned approximately 94.4% of the Shares. Pursuant to the Merger Agreement, each holder of Share(s) (other than Acquisition Corp. ) will be entitled to receive the Cash Merger Price, without interest. The Filing Persons have calculated that pursuant to this procedure, approximately 1,813,472 shares will be cashed out, which would result in a cost to the company of $181, 347.20. The $0.10 per share Cash Merger Price, is based on the Fairness Opinion provided by our financial advisor P.K. Hickey, which was adopted by the Board and the Filing Persons.

There are no conditions to the Merger or the financing of the Merger. However, the Filing Persons are not under any obligation to consummate the Merger and could decide to withdraw the transaction at any time prior to the effective date of the Merger, although they do not have a present intention to do so.

No Shares will be purchased from any officer, director or affiliate of the Company in the Merger. Nor will there be any term or arrangement in the proposed merger that will treat any subject security holders differently from other subject security holders.

11

Exhibit (a)(3)

Under the CBCA, no action is required by the stockholders of the Company for the Merger to become effective. Holders of Shares will not be entitled to vote with respect to the Merger but will be entitled to certain appraisal rights under the CBCA. Upon the completion of the Merger, Acquisition Corp. will be the surviving entity. It will be a privately-held company with all its shares indirectly held by Mr. Wang Xinshun and Li Weitian. The Shares acquired in the Merger will be cancelled.

For more information concerning terms of the short-form merger, see Appendix A: Agreement and Plan of Merger.

Except for the pre-merger share exchange and the Merger, there have been no negotiations or material contacts that occurred during the past two years between (1) any of the Filing Persons and (2) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities, election of the Company’s directors or sale or other transfer of a material amount of assets of the Company.

Source of Funds or Other Consideration

The total amount of funds required by Acquisition Corp. to pay the Cash Merger Price to all unaffiliated holders of Shares and to pay related fees and expenses, is estimated to be approximately $ 240,291.85. Mr. Wang Xinsun, one of the Filing Persons will personally finance the funds required to pay Merger fees and expenses. Because Mr. Wang Xinshun intends to provide the necessary funding for the Merger, Acquisition Corp. has not arranged for any alternative financing. No funds or other consideration required is or is expected to be borrowed directly or indirectly for the purpose of the transaction.

Conduct of Business After the Transaction

Following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Information Statement, be conducted substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of the Company with a view to maximizing its potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause the Company to terminate the registration of the Shares under the Exchange Act following the Merger, which would result in the suspension of the Company’s duty to file reports pursuant to the Exchange Act.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of the Company’s businesses. Except as otherwise described in this Information Statement, neither the Company or any of the Filing Persons has, as of the date of this Information Statement, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Acquisition Corp. after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

•	any material change in the Company’s dividend rate or policy, or indebtedness or capitalization;

•	any change in the present board of directors or management of the Company; or

•	any other material change in the Company’s corporate structure or business.

ITEM 3. SHAREHOLDERS RIGHTS

Shareholder Approval Requirement For the Merger

Immediately prior to the Merger, Acquisition Corp. owns approximately 94.4% of the Company Shares. The Merger is a short-form merger where the Company as the subsidiary will be merger into and with its parent company Acquisition Corp. that owns more than 90% of the Company Shares before the Merger.

Under the CBCA, no action by the stockholders of the Company is required for the Merger to become effective. Holders of Shares will not be entitled to vote with respect to the short-form merger but will be entitled to certain appraisal rights under the CBCA.

12

Exhibit (a)(3)

Appraisal Rights and Exercise Procedures

Right to Dissent

Under the CBCA, a holder of Share(s), whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the Share(s) in the event of the proposed Merger. Subject to certain conditions, record holders of Shares who follow the procedures set forth in Section 7-113-102, will be entitled to have their Share(s) appraised and to receive payment of the fair value of the Shares.

Section 7-113-103(2) of the CBCA provides that a beneficial shareholder may assert dissenters’ rights as to the shares held on the beneficial shareholder’s behalf only if (a) the beneficial shareholder causes the corporation to receive the record shareholder’s written notice to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights and (b) the beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

Notice of Intent to Demand Payment

The notice accompanying this Information Statement states that holder of Share(s) are entitled to assert dissenters’ rights under Article 113 of the CBCA. A shareholder who wishes to assert dissenters’ rights shall cause the Company to receive written notice (Appendix C of this Information Statement) of the shareholder’s intention to demand payment for the shareholder’s Shares before ______, 2013. A shareholder who does not satisfy the foregoing requirement will not be entitled to demand payment for his or her shares under Article 113 of the CBCA.

Procedure to Demand Payment

A shareholder who is given a dissenters’ notice to assert dissenters’ rights will, in accordance with the terms of the dissenters’ notice, (a) cause us to receive a payment demand (which may be a demand form supplied by us and duly completed or other acceptable writing) and (b) deposit the shareholder’s stock certificates. A shareholder who demands payment in accordance with the foregoing retains all rights of a shareholder, except the right to transfer the shares, and has only the right to receive payment for the shares after the completion of the Merger. A shareholder who does not demand payment and deposit his or her share certificates as required by the date or dates set forth in the dissenters’ notice will not be entitled to demand payment for his, her or its shares under Article 113 of the CBCA, and he, she or it will receive cash consideration for each of his, her or its shares equal to the per share price received by non-dissenting shareholders.

Offer by the Company

At the receipt of a payment demand or upon consummation of the Merger, whichever is later, the Company will pay each dissenter who complied with the notice requirements referenced in the preceding paragraph the Company’s estimate of the fair value of the dissenter’s shares plus accrued interest.

If the Dissenter Dissatisfied with the Offer

If a dissenter disagrees with the Company’s payment or offer, such dissenter may give notice to us in writing of the dissenter’s estimate of the fair value of the dissenter’s shares and of the amount of interest due and may demand payment of such estimate, less any payment made prior thereto, or reject the Company’s offer and demand payment of the fair value of the shares and interest due if: (a) the dissenter believes that the amount paid or offered is less than the fair value of the shares or that the interest due was incorrectly calculated, (b) the company fails to make payment within 60 days after the date set by the Company by which the Company must receive the payment demand or (c) the Company does not return deposited certificates if the Merger is consumed 60 days after the date set by us by which the payment demand must be received by the shareholder asserting dissenters’ rights.

A dissenter waives the right to demand payment under this paragraph unless he or she causes us to receive the notice referenced in this paragraph within 30 days after we make or offer payment for the shares of the dissenter, in which event, such dissenter will receive all cash for his or her shares in an amount equal to the amount paid or offered by the Company.

Judicial Appraisal of Shares

If a demand for payment made by a dissenter as set forth above is unresolved, the Company may, within 60 days after receiving the payment demand, commence a proceeding and petition a court to determine the fair value of the shares and accrued interest. If the Company does not commence the proceeding within the 60 day period, the Company shall pay to each dissenter whose demand remains unresolved the amount demanded.

13

Exhibit (a)(3)

The information above is a summary of dissenters’ rights available to our shareholders, which is not intended to be a complete statement of applicable Colorado law and is qualified in its entirety by reference to Article 113 of the Colorado Business Corporation Act (“CBCA”), which is set forth in its entirety as Appendix B: Article 113 of the Colorado Business Corporations Act.

Access to Records and Retainer of Counsel by Unaffiliated Security Holders

None of the Filing Persons intends to grant the nonaffiliated security holders special access to the Company’s records in connection with the Merger. That said, information regarding the Company is available from its public filings with the SEC which can be found at www.sec.gov.

None of the Filing Persons intends to obtain counsel or appraisal services for the nonaffiliated security holders.

ITEM 4.	OTHER INFORMATION

Securities, Dividends, Trading Markets & Prices

The exact title of the classes of equity securities subject to the Merger is common stock, no par value, of the Company. As of February 7, 2013, there are 32,047,222 Shares outstanding.

Acquisition Corp. is the holder of record of an aggregate of 30,284,624 Shares, representing approximately 94.4% of the Shares. To the knowledge of the Filing Persons, the Company has never declared or paid any dividends in respect of the Shares during the past two years. After a reasonable inquiry, the Filing Persons believe that the Company will neither declare nor pay any dividends in the future.

The Company’s Shares were quoted on the OTCBB until July 2012, are currently listed for quotation on the OTCQB under the trading symbol “BRBH.” The current trading price as of February 7, 2013 is $0.30 per Share. The following table sets forth the bid prices quoted for the Company’s common stock on the OTC Bulletin Board during the last two years, as reported in publicly available sources.

	High	Low
Fiscal Quarter Ended
June 30, 2012	$0.155	$0.155
March 31, 2012	$0.19	$0
December 31, 2011	$0.15	$0.15
September 30, 2011	$1.3	$0.22
June 30, 2011	$2.5	$1.02
March 31, 2011	$3.98	$3.5
December 31, 2010	$5	$3.98
September 30, 2010	$4.5	$0

Prior Public Offerings and Purchases by Filing Persons

None of the Filing Persons has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years.

Financial Information

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and the fiscal year ended December 31, 2010 have been included in Birch Branch’s Annual Report on Forms 10-K for these two fiscal years(the “Forms 10-K”). Specifically, the financial information for these two fiscal years is in Part I, Item 8 of the Forms 10-K. The Forms 10-K, including the audited consolidated financial statements, are hereby incorporated by reference.

The unaudited consolidated financial statements of the Company for the quarterly periods ended, March 31, 2012 , June 30, 2012 and September 30, 2012 are also incorporated herein by reference to the Consolidated Financial Statements included in the Company’s Quarterly Reports on Form 10-Q for these quarters (the “Forms 10-Q”). The Forms 10Q, including the unaudited consolidated financial statements, are hereby incorporated by reference. The unaudited consolidated financial statements were in Part I, Item 1 of the Forms 10-Q.

14

Exhibit (a)(3)

The Forms 10-K and Forms 10-Q, and other SEC filings of the Company, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Forms 10-K and Forms 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

The company’s ratio of earnings to fixed charges for fiscal year 2010 and 2011 was (0.76) and 1. 82 respectively. The company’s ratio of earnings to fixed charges for the first, second, and third quarter of 2012 was (1.33), (0.99), and (1.17).

The book value per share of Birch Branch as of September 30, 2012 was $ (0.57).

No pro forma data giving effect to the short-form merger is provided because the Filing Persons do not believe such information is material to the minority shareholders in evaluating the proposed transaction because (1) the consideration for the Shares is all cash and (2) if the proposed transaction is completed, the Shares would cease to be publicly traded.

Summary Financial Information

Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Forms 10-K and the unaudited consolidated financial statements of the Company contained in its Forms 10-Q. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to the Company’s Forms 10Q and 10K and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2010 and December 31, 2011 have been derived from the Company’s audited consolidated financial statements, which have been incorporated into the Forms 10-K. The selected financial information as of and for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012 are derived from the unaudited interim financial statements incorporated into the Forms 10-Q. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

As of December 31,			As of (unaudited)
	2010	2011	09/30/2012	06/30/2012	03/31/2012
BALANCE SHEET
Cash	$9,213,760	$2,704,987	$8,542,463	$3,991,097	$5,818,892
Component Inventory	10,767,108	1,588,832	1,445,622	4,321,659	3,751,703
Work-in-progress Inventory	44,736,578	19,162,264	6,616,463	7,130,174	10,465,948
Finished Goods Inventory	4,318,338	29,291,726	23,045,460	22,021,103	31,243,638
Total Current Assets	265,611,859	291,650,616	329,542,986	339,373,656	344,231,076
Property and Equipment, net	70,056,271	68,927,116	139,330,794	142,308,930	145,970,379
Total Assets	$407,531,833	$469,422,387	$519,464,606	$538,627,623	$545,007,886
Total Current Liabilities	285,086,437	359,742,425	456,024,903	464,333,085	458,567,243
Long-Term Liabilities, less Current Maturities	72,953,855	91,078,421	81,691,047	81,600,468	83,885,667
Total Liabilities	358,040,292	450,820,846	537,715,950	545,933,553	542,452,910
Total Stockholders’ Equity (Deficit)	49,491,541	18,601,541	(18,251,344)	(7,305,930)	(2,554,976)
Total Liabilities and Stockholders’ Equity (Deficit)	$407,531,833	$469,422,387	$519,464,606	$538,627,623	$545,007,886
Book Value Per Share	$12.7	$14.6	$(16.2)	$(16.8)	$(17)
15

Exhibit (a)(3)

	Fiscal Year Ended		Nine Months	Six Months	Three Months
	2010	2011	Ended 09/30/2012	Ended 06/30/2012	Ended 03/31/2012
STATEMENT OF OPERATIONS
Total Revenue and Other Income	$302,274,783	$389,174,750	$293,001,141	$200,666,826	$76,245,660
Total Costs and Expenses	287,338,473	406,752,356	316,597,696	217,411.166	87,713,776
Operating Income (Loss)	14,936,310	(17,577,606)	(23,596,555)	(16,744,340)	(11,468,116)
Other Income (Expense)	(5,291,086)	(14,540,258)	(15,151,975)	(11,040,796)	(6,470,160)
Net Income (Loss)	$7,027,022	$(32,117,864)	$(38,748,530)	$(27,785,136)	$(17,938,276)
Earnings Per Common Share (Basic and Dilutive)	$.0.22	$(1.00)	$(1.21)	$(0.87)	$(0.56)

	Fiscal Year Ended		Nine Months	Six Months	Three Months
	2010	2011	Ended 09/30/2012	Ended 06/30/2012	Ended 03/31/2012
STATEMENT OF CASH FLOWS
Net Income (Loss)	$7,027,022	$(32,117,864)	$(38,748,530)	$(27,785,136)	$(17,938,276)
Cash Flows Provided by (Used in) Operating Activities	157,007,464	52,444,065	16,573,099	14,525,738	63,345,544
Cash Flows from (to) Investing Activities	(100,516,598)	(94,318,026)	(26,049,014)	(59,581,332)	(55,979,014)
Cash Flows from (to) Financing Activities	(53,798,069)	34,175,101	12,316,496	44,506,211	(6,385,022)
Increase (Decrease) in Cash and Cash Equivalents	2,692,797	(7,698,860)	5,837,476	1,286,110	981,508

Expenses Involved in the Transaction

The transfer agent of the Company will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$50,000.00
Filing	$24.74
Printing	$2,600.00
Transfer Agent and Mailing	$2,319.91
Miscellaneous fees and expenses	$4,000.00
Total	$58,944.65

Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

Employees and Corporate Assets

No officers, class of employees, or corporate assets of the Company has been or will be employed by or used by the Filing Persons in connection with the Merger.

Available Information

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, the Company is required to file reports and other information with the SEC relating to our business, financial condition and other matters. The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC’s website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may call the SEC at (202) 551-8090 for further information on the public reading rooms. Copies of such information that is not posted to the SEC’s website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using their online form available at their website at http://www.sec.gov.

16

Exhibit (a)(3)

Dated: March 6, 2013

THE BOARD OF DIRECTORS OF BIRCH BRANCH, INC.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Preliminary Information Statement is true, complete and correct.

BIRCH BRANCH INC.

By:	/s/ Wang Feng
Name:	Wang Feng
Title:	CEO
Date:	March 6, 2013

BIRCH BRANCH ACQUISITION CORP.

By:	/s/ Wang Xinshun
Name:	Wang Xinshun
Title:	President
Date:	March 6 , 2013

WANG XINSHUN

By:	/s/ Wang Xinshun
Date:	March 6 , 2013

LI WEITIAN

By:	/s/ Li Weitian
Date:	March 6 , 2013

17

* To avoid duplication, Appendices A, A-1, B and D of the 14c Information Statement are omitted. For the full text of these appendices, please refer to Exhibits (c)(d), and (f) of this Transaction Statement.

Appendix C

BIRCH BRANCH INC.

c/o McLaughlin & Stern, LLP

260 Madison Avenue

New York, NY 10026

Attention: Qian Hu, Esq.

Re:	Demand for Payment of Fair Value of Shares in
Connection with Short-form Merger

It is understood that a short-form merger is to be effected by Birch Branch Inc. (the “Company”) as described in the Information Statement, dated ________, 2012, sent by the Company to its stockholders. The undersigned stockholder of the Company hereby demands, pursuant to Article 113 of the Colorado Business Corporations Act, that the Company pay to the undersigned the fair value of the shares of Common Stock, no par value. The fair value is to be determined based on the fair value that the undersigned would be entitled to in connection with the short-form merger if the Company had not elected to pay cash as the merger consideration.

The undersigned hereby certifies that he/she currently beneficially owns ______ shares of the Company common stock, before giving effect to the proposed short-form merger. The undersigned hereby certifies that he acquired beneficial ownership of ______ such shares before ____________, the date on which the Company first publicly announced, by press release and by current report filed with the United States Securities and Exchange Commission, its intention to effect the short-form merger. The undersigned hereby certifies that he or she did not vote for the transaction. The undersigned does not accept the Company’s offer of the estimated fair value. The undersigned estimates that the fair value of the shares currently owned is $__________ per share. The undersigned hereby makes a demand for payment of this estimated value plus interest.

(Name as it appears on share certificates)

Address

(Signature)

(Date)

Appendix E

FORM OF LETTER OF TRANSMITTAL

Corporate Stock Transfer, Inc.

3200 Cherry Creek Drive South, Ste. 430

Denver, Colorado 80209

Phone: (303) 282-4800 Fax: (303) 282-5800

[Insert Shareholder Name and Address]

The board of directors and shareholders of Birch Branch, Inc. a Colorado corporation (the “Company”) has approved a “short-form” merger under Colorado law with and into Birch Branch Acquisition Corp.., a Nevada corporation, with an effective date of [__________].

Pursuant to the Plan of Merger, dated as of [________], 2012, please complete the following and forward it attached to your certificate(s) to Corporate Stock Transfer, Inc. at the above address. We recommend that you send your certificate(s) via certified mail.

1)	Name/ Address	2)	Certificate #	Shares

	______________________________		________________	____________
	______________________________		________________	____________
	______________________________		________________	____________
Social Security Number:______________________________________________

3)	SPECIAL MAILING INSTRUCTIONS:

	To: (name/address):	________________________________________________
________________________________________________
________________________________________________

INSTRUCTIONS:

1)	Enter your current address and indicate if this is a change of address.

2)	Enter your certificate number(s) and corresponding number of shares represented by each certificate.

3)	Special Mailing Instructions: Indicate the address to which you desire the replacement certificate(s) mailed. Note: Please do not complete this section if you wish to have the certificate(s) returned to your present address as indicated in Section 1 above.

4)	There is no need to endorse your certificate(s), as there will be no change in registration.

5)	Include your payment for transfer/mailing fees, made payable to Corporate Stock Transfer, Inc.

Exhibit c

P.K. Hickey & Co., Inc.
51 East 42nd Street, 11th Floor
New York, NY 10017

July 17, 2012

Board of Directors
Birch Branch, Inc.
2650 Main Street, Suite 200
Littleton, CO89012

Ladies and Gentlemen:

You have requested our opinion as to the valuation from a financial point of view to the holders of the outstanding shares of Common Stock of Birch Branch Inc. (the "Company")("Newco") known as Birch Branch Acquisition Company, $0.001 par value, related to a proposed going private transaction among the Birch Branch shareholders. The Company is proposing to merge with a new public Nevada corporation known as Birch Branch Acquisition Company, par value $0.001 that has a total of 100,000 common shares outstanding.

P.K. Hickey Co., Inc. ("Hickey") has been engaged for many years in investment banking and financial advisory services, securities trading, principal investment, risk management, financing and other financial and non-financial activities and services for various persons and entities. For providing this Fairness opinion, P.K. Hickey & Co., Inc. will receive fees for its services in connection with rendering its opinion and the Company has agreed to pay its fees.

Currently, the Company has 32,047,222 shares of common stock outstanding, 74.5% are beneficially owned by Mr. Wang Xinshun and 19.9% by Mr. Li Weitian. After a share exchange, Newco will own the shares beneficially owned by Mr.Wang and Mr. Lei. The remaining shareholders of the Company will own approximately 5.6% of the outstanding shares. The proposed merger plan is to merge the Company with Newco. The remaining shareholders will be paid in the amount of 10 cents per share in cash based on the valuation opinion rendered by P.K. Hickey Co., Inc. referred to in this document. Appraisal rights will be available to any dissenting remaining shareholders.

Hickey arrived at the 10 cent valuation for the shares held by the remaining shareholders by means of the following parameters:

Sales of the Company of $76.2 million for the 3/31/12 quarter declined by $3,787 million from the 3/31/11 quarter of $80,014 M 3/31/11 or approximately 4.7%.

Gross Profit for the 3/31/12 quarter reflected a loss of $5,457,233 vs a profit for the 3/31/11 quarter of $8,573,516.

Operating Expenses for the 3/31/12 quarter increased to $6.0 M from $4.3 M for 3/31/11.

Income from operations for the 3/31/12 quarter showed a loss of $11.4M vs a profit at 3/31/11 of $4.3 M.

Net income (loss) for the 3/31/12 quarter was $17.9 million vs a profit of $565K for 331/11 period.

Net working capital for the 3/31/12 quarter was a negative $114,000 vs a negative $68.1 for the 12/31/11 quarter.

Total debt for the 3/31/12 quarter increased to 314 K from 253 K for the 12/31/11 quarter.

Net Worth declined to 2.6 M in 2012 vs. 18.6 M in 2011.

Retained earnings of a -11.566 M in 2012 vs 6.369 M in 2011.

Total Operating Expenses of $46.0 in 2012 vs $4.1 M in 2011.

Interest Expense negative in 2012 $7.7 M vs. $3.9 M in 2011.

Net income(loss) of $17.9 M in 2012 v. $515 profit in 2011.

Cash flow loss of ($71.9) in 2012.

Retained earnings 09/31/12 quarter were a negative $11,566 vs a profit of $6,369 for 12/31/11.

Based on the parameters as described above, the Company, due to the economic conditions existing in China and other parts of the world, is definitely experiencing difficult times in its business. While the Company, based on its history, its source of business, management and business capabilities, could improve its financial performance should business conditions recover, Hickey believes that the 10 cent valuation stated above is fair and equitable to the Company.

[signature]

CONFIDENTIAL

FAIRNESS OPINION ON BEHALF OF

BIRCH BRANCH, INC.

Birch Branch, Inc. (the "Company") is a publically held U.S. corporation that operates through Henan Shuncheng Group Coke Co., Ltd. ("SCCoke") as an integrated coke producer located in Anyang China. The Company's principal products are refined coal and coke that it sells to steel manufacturing companies and coke producers mainly in China.

Contact Information:

BIRCH BRANCH, INC.
2560 W. Main Street, Suite 200
Littleton, CO 80120
Tel: 303-794-9450
Attn: Wang Feng, CEO

Prepared by:

P.K. Hickey Co., Inc.
51 E. 42nd Street
New York, NY 10017
212-956-5422
Attn: Paul K. Hickey, President
Email: pkhickey01@aol.com

Monday, July 02, 2012 AOL: pkhickey01 Page: 1

NOTICE

The information presented in this document is of a highly sensitive and confidential nature and is to be used only by authorized parties for the sole purpose of determining a preliminary indication of interest in opportunities presented by Birch Branch. The recipient of this Fairness Opinion of Birch Branch agrees by its receipt not to reproduce, duplicate or reveal, in whole or part, information presented herein without the explicit written permission of Birch Branch.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THIS PROFILE AND BUSINESS PLAN. FACTORS THAT MIGHT CAUSE THOSE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE HEADING 'RISK EVALUATION' APPEARING ON PAGE 50 HEREIN.

The information contained in this Fairness Opinion has been provided by Birch Branch and other additional sources. It has been reviewed and approved by Birch Branch, which assumes responsibility for its contents. Estimates and projections contained herein have been prepared by the management of Birch Branch, involve significant elements of subjective judgment and analysis and are based on certain assumptions. Actual results may vary from estimates and projections and these variations may be material. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of the information contained in this document and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. This does not purport to contain all of the information that may be required to fully evaluate the opportunity for a potential business or investment relationship and any recipient thereof should conduct their own independent analysis and due diligence process.

THIS FAIRNESS OPINION IS FOR DISCUSSION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

For additional information contact:

Paul K. Hickey
P.K. Hickey Co., Inc.
51 East 42nd Street
New York, NY 10017
Tel: 212-956-5422
Email: PKHickey01@aol.com

BIRCH BRANCH, INC.

FAIRNESS OPINION

TABLE OF CONTENTS

PAGE

Market Summary

Principal Products

Description of Operations

- Production Process
- Refined Coal
- Electricity Generation
- Expansion Plans

Product & Quality Control

Suppliers

Customers

Transportation and Distribution

Competition

Description of Operations

Government Regulation

Management Organization

Shareholder Items

BIRCH BRANCH, INC.

FAIRNESS OPINION

TABLE OF CONTENTS

Page

Market Summary

Principal Products

Description of Operations

- Production Process
- Refined Coal
- Electricity Generation
- Expansion Plans

Product and Quality Control

Suppliers

Customers

Transportation and Distribution

Competition

Government Regulation

Management Organization

Shareholder Items

Market Summary

The Chinese coking industry is also a regionalized business where supply of raw materials and the demand for coke become uneconomical at long distances as transportation costs become prohibitive. SC Coke estimates that supply of raw materials and the demand for coke to be delivered by truck transportation is uneconomical beyond 800 kilometers (approximately 500 miles); and access to and delivery by rail becomes a critical competitive factor. SC Coke is located in close proximity to the main coal mining provinces of Shanxi and Henan in China and has a private railway line, approximately 1.7 kilometers (approximately 1 mile) in length, which provides connection to the national railway network.

As the Coke industry is highly dependent on the iron and steel industries, it is affected by many of the same factors that impact the iron and steel industries. Iron and steel are basic commodities that are required in many other industries, such as construction, infrastructure works, automotive and aerospace. The iron and steel industries are highly cyclical and have historically been very volatile. Similarly, the price and demand for coke has also experienced such cyclicality and volatility. SC Coke intends to focus on better recycling and use of its secondary products, in particular coke byproducts. The applications for coke byproducts are expected to be more diverse; therefore demand factors for coke byproducts are likely to be different from the factors applicable to the iron and steel industries; for example, coal tar is used for the treatment of psoriasis and amsulfate is used as agricultural fertilizer.

Principal Products

Our principal products are "refined coal" (which is coal processed by coal washing) and coke (which results from blending of various types of refined coal and subsequently heating such mixed refined coal at high temperatures in a brick oven to produce coke). The majority of refined coal is used by us in our coke manufacturing process. Metallurgical coke is primarily used in iron and steel manufacturing. Over the past three years, refined coal and coke have contributed an average of approximately more than 80% of our annual revenues. SC Coke also sells medium coal and coal slurry (which are byproducts produced from its refined coal process), tar crude benzol and ammonium sulfate ("Amsulfate") which are byproducts produced from its coke manufacturing process) and both sell and use coal gas to provide electricity for its internal operations(which is a byproduct produced from its coke manufacturing process). During the fiscal year ended December 31, 2011, SXC Coke produced approximately 1,104,227 metric tons ("tons") of coke, 673,765 tons of refined coal (inclusive of Longdu), 51,056 tons of tar, 13,673 tons of crude benzol, 11,949 tons of amsulfate and 4590 million cubic meters of coal gas.

Description of Operations

Production Process

Our production process is described as follows:

After the five types of raw coal have been unloaded at SC Coke's plant, they are stored on site in an open air storage facility with wind prevention retention walls, and transported into batching towers by a mechanical conveyer where the raw coal is subsequently mixed into a refined coal blend. The blended refined coal is crushed and missed before being sent, by mechanical conveyor, into delivery coke carts and tamped into the correct size and shape according to the specifications of SC Coke ovens. After tamping, the refined coal is mechanically delivered into the ovens where it is treated at a high temperature for a period between 18 to 24 hours to produce coke. The coke is transported by receiving coke carts to a coke quenching tower located adjacent to the plant where water is currently used to quench the coke. After cooling, the coke is transported by mechanical conveyor to the distribution center near the private rail line owned by SC Coke, and thereafter it is transported by rail or road to customers.

SC Coke currently produces coke onsite from a series of five coke ovens with an annual capacity of up to approximately 1.3 million tons. SC Coke produces coke between the size of 25 to 40 millimeters which complies, and is consistent, with the Chinese national specifications for Grade II coke. Such coke must comply with the following national standards:

- less than 13.5% ash;
- less than 0.8% sulfur;
- a specified mechanical strength;
- a volatility less than 1.8%;
- a moisture content less than 12.0%;
- an end-coke content less than 86.0%.

Tar gas is emitted during the coke production process. SC Coke process the tar gas to produce byproducts which can be sold or recycled. This process consists of: (i) air cooling and condensation of the tar gas to extract tar, (ii) deaminating the residual gas (using sulfuric acid which produces a chemical reaction when mixed with ammonia) to produce amsulfate, (iii) "washing" the residual gas to produce crude benzol, and (iv) removing the sulfur from the residual gas to produce consumption. Excess coal gas is then piped and sold to Angang Steel. Based on the normal range of volatility in SC Coke's refined coal blend, as currently constituted, 100 tons of coke will generally yield to SC Coke approximately the following amounts of coke byproducts: 4 to 4.5 tons of tar, 1 ton of crude benzyl, 1.1 tons of amsulfate, and 400 to 420 cubic meters of coal gas.

SC Coke's annual production volumes of coke for the fiscal years ended December 31, 2007, 2008, 2009, 2010, 2011 were approximately as follows:

Fiscal Year	Annual Production (Tons)
2007	514,820
2008	545,643
2009	722,175
2010	1,104,227
2011	1,286,861

Refined Coal

Raw coal contains impurities, such as shale, that require separation to obtain refined coal. Both water-based jig and dense medium separation washing processes are used to produce refined coal. The water-based jig process relies on the use and flow of water to separate coal from shale as they have different densities; it is a more conventional process that has the advantages of requiring simpler equipment and a faster process, which enables large scale production. We are permitted by the local government to utilize underground water at their sites. In contrast, the dense medium separation process is a newer technology that has the advantage of higher recovery rates and a smaller area required for operations. Dense medium separation utilizes the differences in the densities of coal and shale, which when processed, allows the coal, which is lighter, to be separated from the heavier shale.

Electricity Generation

Electricity that is generated by SC Coke is used to power SC Coke's operations at its plant. SC Coke estimates that the replacement cost of this electricity if it had to be purchased from the state-owned utility, would be in excess of $800,000 (based on usage and prices in 2009) per year. For the fiscal year ended December 31, 20011, SC Coke generated approximately 11, 638,108 kilowatt-hours of useable electrical power for self consumption. In 2011, SC Coke consumed approximately $1,947,586 of electricity from the state electricity grid.

Expansion Plans

In December 2009, Sc Coke started construction on the two additional 5.5 meter coke ovens. The total cost of such plant expansions is substantial and we expect to construct the facilities with the funds financed by debt and/or equity financings and internally generated cash flow. To date, SC Coke has not completed the construction. If additional financing is not obtained, SC coke may need to reduce, defer or cancel its expansion plans.

In 2011, SC Coke has completed its construction on the CDQ facility. Previously, SC Coke utilized water quenching, and the water containing coke dust vaporizes and is released into the atmosphere. In the CDQ facility, red-hot coke will be cooled by gas circulating within an enclosed system, thereby preventing the release of airborne coke dust. The thermal energy of the red-hot coke, which is lost in the conventional system, will be collected and reused as steam to be used as heat and to generate electricity in the CDQ system. This technology uses less fossil fuel and results in lower carbon dioxide emissions. The CDQ project has received approval from the PRC government and has been designated a clean Development Mechanism project by the Chinese government, which qualifies for CERs. The cost of constructing this facility is approximately $30 million. Because the CDQ is an environmental conservation project, a portion of the total cost of the project is expected to be provided pursuant to grants by the Chinese government. SC Coke has received grants in the amount of approximately $1.1 million for the CDQ facility construction. See discussion below under the heading "Clean Development Mechanism

An additional benefit of the CDQ facility is that it allows SC Coke to reduce emissions, generate Certified Emissions Reductions which can be sold, and potentially improves the coke quality, and so that SC Coke can possibly produce Grade I metallurgical coke. However, there is no assurance that the CDQ facility will, by itself, enable SC Coke to produce Grade I Metallurgical coke.

Product and Quality Control

SC Coke adopts rigorous and frequent sampling and testing to ensure quality control over its products in the coke and coke byproduct manufacturing process. SC Coke maintains an onsite testing laboratory to perform the testing.

Raw materials received from suppliers are subject to testing for suitability prior to their use by SC Coke. This pre-qualification process can take between two weeks to several months, depending on the type of material. Different raw materials are subject to different testing criteria. SC Coke also maintains a list of suppliers who are able to produce coal suitable for SC Coke's needs if its regular suppliers are unable to meet its demands.

Samples of raw materials and products are numerically tagged, identified and stored for internal audit purpose to ensure that sample testing errors are minimized. Internal audit generally take place on a bi-weekly basis. Samples are typically kept for approximately one month at the laboratory before transfer to SC Coke's warehouse for reuse in the coke or coke byproduct manufacturing process.

In the coke production process, refined coal is sampled and tested before transfer into the SC Coke' stockpile. Samples at the stockpile are tested before blending. Once the blending and crushing is completed before tamping, the blended refined coal is tested every two hours. To the extent any issues are identified during the testing process, SC Coke refines the incorrect blend at separate batching towers. Coke at the distribution center is tested before transport to customers. This testing is usually performed every 4 hours.

Suppliers

SC Coke purchased raw coal and refined coal from unrelated external suppliers. In fiscal year of 2011, the top four suppliers of the company were: Yizhong Energy Group, ZaoZhuang Mining (Group) Co., Ltd. Xuzhou Yuantong Burning Co., Ltd., and Hebi Fuyuan Coke Co., Ltd. The first three suppliers each accounted for at least 10% of the company's total purchase.

Generally, SC Coke's suppliers contract for its main raw materials on a monthly basis with monthly renewals. The prices and volumes fluctuate each month, and prices are based on then-prevailing market conditions. Purchase from most suppliers require 100% advance payments.

SC Coke believes that it has established stable cooperative relationships with its suppliers, but also expects it could, if necessary, readily find alternative sources of coal near its plant, as Henan Province is one of china's main coal producing centers.

SC Coke's other principal raw materials include water drawn from underground sources, for which SC Coke has the requisite permits, and electricity, approximately 80% of which SC Coke generates onsite from its own power stations and which is supplemented from the local state-owned utility as necessary. SC Coke also uses raw materials, such as sulfuric acid, in the manufacture of amsulfate. These materials are readily available and there is no shortage of other suppliers to choose from if here is any shortfall.

Customers

SC Coke sells all of its products within China. Its customers are concentrated in North China, East China, Central china and South china. SC Coke sells its coke to mostly national and provincial steel manufacturing companies and sell its refined coal to coke producers and others.

In fiscal year 2011, SC Coke's top five major customers, aggregately, accounted for approximately 85.7% of its revenues, among which are Henan Fengbao Steel Co., Ltd., Changzhou Zhongfa Iron Co., Ltd., Zhejiang Huatuo Energy Co., Ltd., Shangang Group Anyang Yongxing Iron & Steel co., Ltd., and Anyang Xinpu Iron & Steel Co., Ltd.

SC Coke's largest coke customer was Henan Fengbao Steel Co., Ltd. which accounted for 22.58% of coke revenue sales in 2011. SC Coke' top five customers accounted for approximately 65% of coke revenue sales in 2011.

Company sales personnel conduct routine visits to customers. SC Coke has long-standing relationships with these customers, and management believes that these relationships are stable.

Non-renewal of termination of SC Coke's arrangements with these customers would have a materially adverse effect on SC Coke's revenue. In the event that any one of its major customers does not renew or terminates its arrangement with SC Coke, there can be no assurance that SC Coke will be able to enter another arrangement similar in scope. Additionally, there can be no assurance that SC Coke's business will not remain largely dependent on a limited customer base accounting for a substantial portion of its revenue.

Transportation and Distribution

SC Coke owns an operates a private rail track approximately 1.7 kilometers in length that connects SC Coke's plant to the Chinese national railway system at the Henan An-Li Railway Lizhen Railway Station. Refined coal and coke are loaded from SC Coke's platform onto railcars to be transported to customers primarily in Central Eastern China, which includes the provinces of Hebei, Henan, Shandong, Hubei, Anhui, Guangdong, Jiangsu and Zhejiang. SC Coke also transports its products to customers by truck. In 2011, approximately 60% of SC Coke's product sales were delivered to customers by railway network and 40% of products were delivered by road transportation.

Competition

The PRC coke manufacturing industry is highly competitive. The average sale prices fro products are driven by a number of factors, including the particular composition and grade of the coal or coke being sold, prevailing market prices for these products in the Chinese local, national and global marketplace, timing of sales, delivery terms, negotiations between SC Coke and its customers, and relationships with those customers.

SC Coke is primarily a coke producer and intends to continue to expand its coke production volumes and internal consumption of refined coal. Refined coal sales as part of SC Coke's total revenue has been declining since 2007 and decreased to 0 in year 2011 when all the refined coal by SC Coke was used internally for its coke production. As such, Sc Coke's main competitors are now, and likely to be for the foreseeable future, coke partners.

We were incorporated in the State of Colorado on September 28, 1989. We were previously a residential real estate holding company. In September 2006, we sold our real estate assets to our then president. Effective December 6, 2006, our plan was to evaluate the structure and complete a merger with, or acquisition of prospects consisting of private companies, partnerships or sole proprietorship.

On August 4, 2010, we dismissed Cordovano and Honeck, LLP ("Cordovano") as our independent registered public accounting firm and engaged Samuel H. Wong & Co., LLP ("SHW") as our new independent registered public accounting firm. The dismissal of Cordovano is not the result of any disagreement between and Cordovano on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company.

Organization & Subsidiaries

Our relationship with SC Coke and its shareholders are governed by a series of contractual arrangements, described below through which we exercise management rights over SC Coke. None of BRBH, Shun Cheng HK, nor Anyang WFOE owns any direct equity interest in SC Coke. On March 19, 2010, Anyang WFOE enetered into the following contractual arrangements with SC Coke and its shareholders:

Entrusted Management Agreement. Pursuant to the entrusted management agreement between Anyang WFOE, on the one hand, and SC Coke Xinshun Wang, Xinming Wang and Junsheng Cheng (collectively, the "SC Coke Shareholders"), on the other hand, (the "Entrusted Management Agreement"), SC Coke and the SC Coke Shareholders agreed to entrust the business operations of SC Coke and its management to Anyang WFOE until Anyang WFOE acquires all of the assets or equity of SC Coke's (as more fully described under Exclusive Option Agreement" below). Under the Encrusted management Agreement, Anyung WFOE manage SC Coke's operations and assets, and controls all of SC Coke's cash flow and assets through entrusted or designated bank accounts. In turn, it is entitled to any of SC Coke's net earnings as a management fee, and is obligated to pay all SC Coke's debts to the extent of Sc Coke is not able to pay such debts. Such management fees payable by SC Coke shall accrue until such time as the parties shall mutually agree. The Encrusted Management Agreement will remain in affect until the acquisition of all assets or equity of Sc Coke by Anyang WFOE is completed.

Shareholders' Voting Proxy Agreement. Under the shareholders' voting proxy agreement (the "Shareholders' Voting Proxy Agreement") between Anyang WFOE and the SC Coke Shareholders, the SC Coke Shareholders irrevocably and exclusively appointed the Board of Directors of Anyang WFOE as their proxy to vote on all matters that requires SC Coke shareholder approval. The Shareholders' Voting Proxy Agreement shall not be terminated prior to the completion of the acquisition of all assets or equity of SC Coke by Anyang WFOE.

Exclusive Option Agreement. Under the exclusive option agreement (the "Exclusive Option Agreement") between Anyang WFOE, on the one hand, and SoC Coke and the SC Coke Shareholders, on the other hand, the SC coke Shareholders granted Anyang WFOE an irrevocable exclusive purchase option all or part of the shares or assets of SC Coke. He option is exercisable at any time on or after June 28, 2010, but only to the extent that such purchase does not violate any PRC law then in effect. The exercise price shall be the minimum price permitted under the PRC law then applicable, and such price, subject to applicable PRC law, shall be refunded to Anyang WFOE pr SC Coke for no consideration or the minimum consideration permitted under the PRC law then applicable, whichever is more, in a manner decided by Anyang WFOE, at its reasonable discretion.

Shares Pledge Agreement. Under the shares pledge agreement between Anyang WFOE on the one hand, and SC Coke and the SC Coke Shareholders, on the other hand, (the "Shares Pledge Agreement"), the SC Coke Shareholders pledged all of their equity interests in SC Coke, including the proceeds thereof, to guarantee all of Anyang WFOE's rights and benefits under the Entrusted Management Agreement, the Exclusive Option Agreement and the Shareholders' Voting proxy Agreement. Prior to termination of the Shares Pledge Agreement, the pledged equity interests cannot be transferred without Anyang WFOE's prior consent.

The Company's organizational structure was developed to permit the infusion of foreign capital under the laws of the PRC and to maintain an efficient tax structure, as well as to foster internal organizational efficiencies. The Company's structure, after taking into account the Share Exchange, is summarized in the figure below:

MANAGEMENT ORGANIZATION AND BOARD OF DIRECTORS

Xinshuan Wang	Chairman	Age 48
Lei Wang	CFO	Age 42
Wang Feng	Principal Executive Officer	Age 46

On May 14, 2010, Birch Branch, Inc. (the "Company" "we" or "us") entered into a Share Exchange Agreement with the principal shareholders of the Company, Shun Cheng Holdings HongKong Limited, a privately held company organized under the laws of Hong Kong ("Shen Cheng HK") and the shareholders of Shun Cheng HK (the "Share Exchange Agreement"). Pursuant to the terms of the Share Exchange Agreement, we agreed to acquire all of the issued and outstanding shares of Shun Cheng HK from the Shun Cheng HK shareholders in exchange for the issuance by us to the Shun Cheng HK shareholders of an aggregate of 30,233,750 newly-issued shares of our common stock (the "Share Exchange"), which, upon completion of the transaction contemplated by the Share Exchange Agreement, will continue approximately 95% of our issued and outstanding shares of common stock. Upon consummation of the Share Exchange, Shun Cheng HK will become a wholly-owned subsidiary of the Company.

Anyang Shuncheng Energy Technology Co., Ltd., a Chinese wholly foreign owned enterprise subsidiary of Shun Cheng HK ("Anyang WFOE"), is a party to a series of agreements with Henan Shuncheng Group Coal Coke Co., Ltd., a Chinese variable interest entity ("SC Coke"), that produces refined coal and metallurgical coke and coal and coke byproducts in Henan Province in the central region of the People's Republic of China and all of the shareholders of SC Coke. Pursuant to these agreements, Anyang WFOE manages SC Coke's operations and assets, controls all of SC Coke's cash flow through an entrusted bank account and is obligated to pay all SC Coke debts to the extent SC Coke is not able to, in exchange for all of SC Coke's net earnings. Anyang WFOE also has full control over the operations and the voting securities of SC Coke.

The Share Exchange Agreement contains customary representations, warranties and covenants and the transactions contemplated by the Share Exchange Agreement are subject to customary closing conditions including the right of Shun Cheng HK to complete to its satisfaction its due diligence investigation and our satisfaction of our outstanding liabilities and obligations. The Share Exchange Agreement also provides for certain indemnification obligations.

Pending satisfaction of the closing conditions, the parties expect the closing to occur on or about May 28, 2010. If the transaction has not closed by June 30, 2010, either we or Shun Cheng HK have the right to terminate the Share Exchange Agreement, so long as such party's action or failure to act has not been the principal cause for the failure to close. There can be no assurance that we will complete the Share Exchange Agreement.

The description of the Share Exchange Agreement above does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement which is filed as Exhibit 2.1 of this Report. The Share Exchange has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or the other parties thereto. The Share Exchange Agreement contains customary representations and

WFOE an irrevocable exclusive purchase option all or part of the shares or assets of SC Coke. He option is exercisable at any time on or after June 28, 2010, but only to the extent that such purchase does not violate any PRC law then in effect. The exercise price shall be the minimum price permitted under the PRC law then applicable and such price, subject to applicable PRC law, shall be refunded to Anyang WFOE pr SC Coke for no consideration or the minimum consideration permitted under the PRC law then applicable, whichever is more, in a manner decided by Anyang WFOE, at its reasonable discretion.

Shares Pledge Agreement. Under the shares pledge agreement between Anyang WFOE, on the one hand, and SC Coke and the SC Coke Shareholders, on the other hand, (the "Shares Pledge Agreement"), the SC Coke Shareholders pledged all of their equity interests in SC Coke, including the proceeds thereof, to guarantee all of Anyang WFOE's rights and benefits under the Entrusted Management Agreement, the Exclusive Option Agreement and the Shareholders' Voting Proxy Agreement. Prior to termination of the Shares Pledge Agreement, the pledged equity interests cannot be transferred without Anyang WFOE's prior consent.

The Company's organizational structure was developed to permit the infusion of foreign capital under the laws of the PRC and to maintain an efficient tax structure, as well as to foster internal organizational efficiencies. The Company's structure, after taking into account the Share Exchange, is summarized in the figure below:

BIRCH BRANCH, INC.

MARCH 31, 2012

FINANCIAL INFORMATION

BIRCH BRANCH INC (Form: 10-Q, Received: 05/15/2012 16:22:37) Page 5 of 47

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

Birch Branch, Inc.
Consolidated Balance Sheets
As of March 31, 2012 and December 31, 2011
(Stated in US Dollars)

	3/31/2012 (Unaudited)	12/31/2011 (Audited)
Assets		
Current assets:		
Cash	$ 5,818,892	$ 2,704,987
Restricted cash	172,519,958	142,168,060
Bank notes receivable	40,656	145,162
Trade receivables	27,000,401	15,822,298
Other receivables	9,876,327	7,514,142
Related party receivables	6,010,161	3,500,715
Inventories	45,461,289	50,042,822
Advances to suppliers and prepayments	74,506,554	66,450,939
Deposits	2,996,838	3,301,491
Total current assets	344,231,076	291,650,616
Non-current assets:		
Property, plant and equipment, net	145,970,379	68,927,116
Construction in Progress	28,073,317	83,621,292
Intangible assets, net	855,091	870,903
Long-term investments	25,878,023	24,352,460
Total non-current assets	200,776,810	177,771,771
Total assets	$545,007,886	$469,422,387
Liabilities and Stockholders' Equity		
Liabilities		
Current liabilities:		
Bank notes payable	$247,356,725	$186,890,191
Short term bank loans	66,250,417	66,538,879
Accounts payable	95,538,441	68,841,304
Accrued liabilities	1,002,343	660,695
Taxes payable	12,040,269	12,199,742
Other payable	7,417,538	9,179,612
Long-term bank loans, current portion	6,354,956	3,142,331
Capital lease obligation, current portion	3,767,730	4,087,562
Customer deposits	18,838,824	8,202,109
Total current liabilities	458,567,243	359,742,425
Non-current liabilities:		
Notes payable to related party	66,204,812	70,190,769
Forgivable loans	6,305,705	6,235,959
Long-term bank loans	-	3,142,332
Capital lease obligation, non-current portion	11,375,150	11,509,361
Total non-current liabilities	83,885,667	91,078,421
Total liabilities	$542,452,910	$450,820,846

The accompanying notes are an integral part of these consolidated financial statements

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BIRCH BRANCH INC (Form: 10-Q, Received: 05/15/2012 16:22:37) Page 7 of 47

Birch Branch, Inc.
Consolidated Balance Sheets
As of March 31, 2012 and December 31, 2011
(Stated in US Dollars)

	3/31/2012 (Unaudited)	12/31/2011 (Audited)
Stockholders' Equity		
Preferred stock, 50,000,000 shares authorized, $0 par value, 0 shares issued and outstanding	$ -	$ -
Common stock, 500,000,000 shares authorized, $0 par value, 32,047,222 and 32,047,222 shares issued and outstanding as of March 31, 2012 and December 31, 2011	6,963,403	6,963,403
Statutory reserve	234,683	234,683
Retained earnings	(11,566,186)	6,369,358
Accumulated other comprehensive income	6,486,270	4,594,559
Non-controlling interest	436,806	439,538
Total stockholders' equity	2,554,976	18,601,541
Total liabilities and equity	$545,007,886	$469,422,387

The accompanying notes are an integral part of these consolidated financial statements

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BIRCH BRANCH INC (Form: 10-Q, Received: 05/15/2012 16:22:37) Page 8 of 47

Birch Branch, Inc.
Consolidated Statements of Operations
For the three-month periods ended March 31, 2012 and 2011
(Stated in US Dollars)

	3/31/2012 (Unaudited)	3/31/2011 (Unaudited)
Revenues	$ 76,245,660	$ 80,033,295
Cost of revenues	81,702,893	71,459,779
Gross profit	(5,457,233)	8,573,516
Operating expenses:		
Sales and marketing	1,416,753	2,125,809
General and administrative	4,594,130	2,152,260
Total operating expenses	6,010,883	4,278,069
Income (loss) from operations	(11,468,116)	4,295,447
Other income (expenses):		
Interest income	1,027,044	331,859
Interest expense	(7,682,685)	(3,941,313)
Other income	199,236	205,664
Other expenses	(14,570)	(121,722)
Gain on investment	815	-
Total other income (expenses)	(6,470,160)	(3,525,512)
Income (loss) before provision for income taxes	(17,938,276)	769,935
Provision for (benefit from) income taxes	-	204,264
Net income (loss)	$ (17,938,276)	$ 565,671
Net income attributable to:		
- Common stockholders	(17,935,544)	571,409
- Non-controlling interest	(2,732)	(5,738)
Other Comprehensive Income/(Loss)		
Foreign currency translation adjustments	1,891,711	144,084
Total Comprehensive Income/(Loss)	$ (16,046,565)	$ 709,755
Earnings per share		
- Basic	$ (0.56)	$ 0.02
- Diluted	$ (0.56)	$ 0.02
Weighted average shares outstanding		
- Basic	32,047,222	32,047,222
- Diluted	32,047,222	32,047,222

The accompanying notes are an integral part of these consolidated financial statements

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BIRCH BRANCH INC (Form: 10-Q, Received: 05/15/2012 16:22:37) Page 9 of 47

Birch Branch, Inc.
Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2012 and 2011
(Stated in US Dollars)

	3/31/2012	3/31/2011
Cash flows from operating activities:		
Net income (loss)	$ (17,938,276)	$ 565,671
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Share based compensation	-	-
Depreciation and amortization	3,242,152	1,985,628
Change in assets and liabilities:		
Decrease/(Increase) in Notes and trade receivables	(10,895,005)	6,442,290
Decrease/(Increase) in Inventories	5,141,248	(2,524,841)
Decrease/(Increase) in Prepayments and other receivables	(9,590,521)	(22,674,232)
Decrease/(Increase) in Related party receivables	363,995	(5,473,816)
Increase in Notes and accounts payable	84,303,385	47,927,874
Decrease in Other payables and current liabilities	8,718,566	(5,866,360)
Net cash provided by operating activities	63,345,544	20,382,214
Cash flows from investing activities:		
Decrease in restricted cash	(28,761,788)	(13,440,625)
Long-term investment in equities	(1,253,187)	(128,209)
Acquisitions of property, plant and equipment	(10,445,817)	(808,803)
Increase in construction in progress	(12,683,936)	(5,277,930)
Purchase of Intangible assets	-	(6,176)
Collection/(Advance) to related parties	(2,834,286)	-
Net cash used in investing activities	(55,979,014)	(19,661,743)
Cash flows from financing activities:		
Proceeds from borrowings from bank and others	23,354,464	13,698,423
Repayment of bank borrowings and others	(24,387,144)	(12,162,083)
Repayment of capital lease obligation	(922,900)	(55,746)
Proceeds from deposit for capital lease obligation	341,579	(30,238)
Proceeds from forgivable loans	-	211,082
Payment to related parties	(4,771,021)	-
Net cash provided by (used in) financing activities	(6,385,022)	1,661,438
Net increase in cash	981,508	2,381,909
Effect of exchange rate changes	2,132,397	144,084
Cash at beginning of the period	2,704,987	9,213,760
Cash at end of the period	$ 5,818,892	$ 11,739,753
Supplemental disclosure of cash flow information:		
Interest received	$ 1,027,044	$ 331,859
Interest paid	7,682,685	3,966,586
Income taxes paid	-	-
Non-Cash Investing and Financing Activities:		
Addition of PPE transferred from CIP	$ 69,044,607	

The accompanying notes are an integral part of these consolidated financial statements

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Exhibit (d)

AGREEMENT AND PLAN OF MERGER

Between

Birch Branch Acquisition Corp.

and

BIRCH BRANCH INC

September 25, 2012

Exhibit (d)

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of September 25, 2012, by and between, Birch branch Acquisition corp., a Nevada Corporation (“ACQUISITION CORP.”), birch branch, Inc., a Colorado corporation (the “Company”), where ACQUISITION CORP. owns 94.4% of the Company Shares.

RECITALS

WHEREAS, the Company is a corporation organized and existing under the laws of Colorado with thirty-two million, forty-seven thousand, two hundred and twenty-two (32,047,222) shares of common stock issued and outstanding (the “Shares”).

WHEREAS, ACQUISITION CORP. is a corporation organized and existing under the laws of Nevada with a total authorized share of one hundred thousand (100,000) with a par value of $0.0001.

WHEREAS, the respective Boards of Directors of ACQUISITION CORP. and the Company have determined that a merger of the Company with and into ACQUISITION CORP. (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, would be fair and in the best interests of their respective shareholders, and such Boards of Directors have approved such Merger.

WHEREAS, the parties hereto intend and accordingly designate the Merger so that the Merger shall qualify as a reorganization for federal income tax purposes under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and ACQUISITION CORP. hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01   The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Colorado Business Corporation Act (the “CBCA”) and the Nevada Revised Statutes (the "NRS"), the Company shall merge with and into ACQUISITION CORP. at the Effective Time of the Merger (as defined in Section 1.03). Following the Effective Time, the separate existence of the Company shall cease, and ACQUISITION CORP. shall continue as the surviving corporation (the “Surviving Corporation”).

1

Exhibit (d)

SECTION 1.02   The Closing. The Closing of the transactions contemplated by this Agreement (the "Closing") shall take place in the offices of McLaughlin & Stern LLP, 260 Madison Avenue, New York, New York 10016 on the ___day of_____, 2012, commencing at 10:00am Eastern Daylight Saving Time (the "Closing Date"), unless another place or time is mutually agreed upon in writing by the parties, but in any event no later than December 31, 2012 unless extended by a written agreement of the parties in writing (the “Termination Date”).

SECTION 1.03 Effective Time.

(a)      Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the Company shall file the Statement of Merger or other appropriate documents (in any such case, the “Statement of Merger”) executed in accordance with the relevant provisions of the CBCA and the NRS and shall make all other filings or recordings required under the CBCA and the NRS in order to effectuate the Merger and in order to accomplish the proper execution of the obligations of the Company and ACQUISITION CORP. under this Agreement.

(b)       The Merger shall become effective at such time as the Statement of Merger are duly filed with the Colorado Secretary of State and the Nevada Secretary of State, or at such other time as the Company and ACQUISITION CORP. shall agree as should be specified in the Statement of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

(c)       ACQUISITION CORP. may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either itself or the Company in order to carry out and effectuate the transactions contemplated by this Agreement. From the Effective Time, ACQUISITION CORP. shall possess all of the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company, all as provided under the CBCA.

SECTION 1.04    Effects of the Merger. At the Effective Time, and without any further action on the part of the Company or ACQUISITION CORP., the Merger shall have the effects set forth in the applicable provisions of the CBCA.

(a)       Articles of Incorporation. The Articles of Incorporation of ACQUISITION CORP. as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(b)       Bylaws. The bylaws of ACQUISITION CORP. as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(c)       Name Change. The name of the Surviving Corporation should be changed to Shun Cheng International Nevada upon Closing.

2

Exhibit (d)

(d)       Directors and Officers. At the Closing Date, the officers and directors of the Company shall become the officers and directors of the Surviving Corporation to hold the positions in the Surviving Corporation to which they have been elected as officers of the Company as to serve in accordance with the bylaws of the Surviving Corporation.

(e)       Rights and Obligations. At the Effective Time, the separate corporate existence of the Company shall cease, and ACQUISITION CORP. as the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public and private nature and be subject to all the restrictions, disabilities, and duties of the Company; and property, real, personal and mixed, and all debts due to the Company on whatever account shall be vested in the Surviving Corporation.

SECTION 1.05    Merger Consideration. Each shareholder of record as of the Effective Time (other than ACQUISITION CORP.) shall be entitled to receive for each issued and outstanding Share held by such shareholder an amount in cash, without interest, equal to 10 United States cents (US $0.10) per share unless such shareholder exercises his, her or its dissenters’ right pursuant to Section 1.09 of this Agreement.

SECTION 1.06   Transfer Agent and Deposit. The Company shall authorize Corporate Stock Transfer, Inc. as its transfer agent (“Transfer Agent”) for the Merger. On the Effective Date, ACQUISITION CORP. shall deposit or otherwise take reasonable steps necessary to cause to be deposited cash in the amount of 243, 291.90 in trust with the Transfer Agent for the benefit of the shareholders of the Company that are entitled to payment under Section 1.05 of this Agreement. At or as promptly as practicable after the Closing Date (but in no event later than five (5) Business Days following the Closing Date), the Transfer Agent shall deliver to each holder of the Shares (other than ACQUISITION CORP.) a shareholder transmittal letter (“Shareholder Transmittal Letter”).

SECTION 1.07   Surrender of Shares and Payment. Upon the duly execution and delivery of the Shareholder Transmittal Letter by holder(s) of Share(s) together with accompanying share certificates representing the Shares(the “Stock Certificates”), the Transfer Agent shall pay such holder(s) pursuant to Section 1.05 of the Agreement.

SECTION 1.08   Shareholder Taxes. Each holder of Share(s) that has received cash payment pursuant to Section 1.05 of the Agreement shall pay taxes as required to be paid under the United States Internal Revenue Code or any provision of state, local or foreign tax law with respect to the making of such payment. None of the Company, ACQUISITION CORP. or the Transfer Agent(s) shall be responsible for deducting and withholding taxes from the consideration otherwise payable pursuant to this Agreement to any holder of Share(s).

SECTION 1.09    Dissenting Shares and Appraisal Right

(a) Any holder of the Share(s) who perfects such holder's rights of dissent and appraisal in accordance with and as contemplated by Article 113 of the CBCA (“Dissenting Shareholder”) shall not receive payment pursuant to Section 1.05 but shall instead be entitled to receive from ACQUISITION CORP. the fair value of such shares in cash as determined pursuant to such provision of the CBCA; provided, that no such payment shall be made to any Dissenting Shareholder unless and until such Dissenting Shareholder has complied with the applicable provisions of the CBCA and surrendered to the certificate(s) representing the Shares for which payment is being made.

3

Exhibit (d)

(b)       Notwithstanding the provisions of Section 1.09(a) hereof, if any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights with respect to such Shares under the CBCA, if applicable, then, as of the later of the Effective Time and the occurrence of such event, such shares shall automatically be converted into and represent only the right to receive the consideration set forth in and subject to the provisions of this Agreement, upon surrender of the certificate(s) formerly representing such shares.

(c)       The Company shall give ACQUISITION CORP. prompt notice of any written demands for appraisal or payment for Shares received by the Company, attempted withdrawals of such demands and any other instruments served pursuant to applicable law that are received by with respect to shareholders' rights to dissent. The Company shall not, without the prior written consent of ACQUISITION CORP., voluntarily make any payment with respect to, or settle or offer to settle, any such demands.

(d)       The Company shall not, except with the prior written consent of ACQUISITION CORP., voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any holder of Share(s) with respect to such demands shall be submitted to ACQUISITION CORP. in advance and shall not be presented to any shareholder prior to the Company receiving ACQUISITION CORP.’s consent (which consent shall not be unreasonably withheld or delayed).

ARTICLE II

Effect of the Merger on the Capitalization of

the Constituent Entities

SECTION 2.01    Effect on Capitalization. As of the Effective Time, by such actions to be taken by the parties’ hereto, or otherwise by virtue of the Merger and without any action on the part of the holders of Share(s), the Shares (other than the Shares owned by ACQUISITION CORP.) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and holders of certificates representing the Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and appraisal rights under the CBCA.

4

Exhibit (d)

ARTICLE III

Representations and Warranties of ACQUISITION CORP.

ACQUISITION CORP. hereby represents and warrants to the Company that the statements contained in this Article III are true, correct, and complete as of the date of this Agreement and will be true and correct as of the Closing Date.

SECTION 3.01    Organization. ACQUISITION CORP. is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada and it has all requisite corporate power and authority to carry on their business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority could not be reasonably expected to (i) prevent or materially delay the consummation of the Merger, or (ii) have a material adverse effect on ACQUISITION CORP.

SECTION 3.02    Authority. ACQUISITION CORP. has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation by ACQUISITION CORP. of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary action on its part and no other proceedings on its part are necessary to authorize this Agreement or to consummate the transactions so contemplated, subject to the filing of the Articles of Merger. This Agreement has been duly executed and delivered by ACQUISITION CORP., and constitutes a valid and binding obligation of ACQUISITION CORP. and enforceable against ACQUISITION CORP. in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

SECTION 3.03     Acquired Shares. ACQUISITION CORP. understands and agrees that Shares it acquires pursuant to the Agreement will be taken for investment purposes without any intent to distribute.

ARTICLE IV

Representations and Warranties of The Company

The Company represents and warrants to ACQUISITION CORP. that the statements contained in this Article IV are true, correct, and complete as of the date of this Agreement and will be true and correct as of the Closing Date:

SECTION 4.01    Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and has all requisite corporate power and authority to carry on its business as now being conducted or to have such power and authority could not be reasonably expected to (i) prevent or materially delay the consummation of the Merger, or (ii) have a material adverse effect on the Company. The Company is in good standing in each jurisdiction, in which the property owned, leased or operated by it or the nature of the business conducted by it makes such good standing necessary.

5

Exhibit (d)

SECTION 4.03    Capitalization. The authorized capitalization of the Company consists of 500,000,000 shares of common stock with no par value and 50,000,000 shares of preferred stock with no par value. 32,047,222 shares of common stock are currently issued and outstanding. All Shares are legally issued, fully paid, and non-assessable and not issued in violation of the preemptive or other right of any person or any federal or state securities laws. There are no dividends or other amounts due or payable with respect to any Share(s). There are no preemptive rights applicable with respect to the Shares. Prior to the Date of Closing, the Company’s shareholders shall not have agreed to transfer any of their Shares to any third-party.

SECTION 4.04    Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The board of directors of the Company has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement including the Merger in accordance with the applicable Colorado law and with the Company’s articles of incorporation and bylaws. This Agreement has been duly executed and delivered by the Company and constitutes its valid and binding obligations, enforceable against each of them in accordance with its terms.

SECTION 4.05    Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under the CBCA, and except for the filings required to consummate the Merger and any required Form 8-K, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will: (i) conflict with or result in any breach of any provision of the Articles of Incorporation or bylaws of the Company, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company is a party or by which the Company or its respective properties or assets may be bound; or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its respective properties or assets, except in the case of clauses (iii) or (iv) for violations, breaches or defaults that could not reasonably be expected to have a material adverse effect on the Company or prevent or materially delay the consummation of the Merger.

SECTION 4.06    Financial Statements / SEC Status.

(a)       Included in the last Form 10-K filed by the Company with the Securities and Exchange Commission (the SEC) are its audited balance sheet as of December 31, 2010 and 2011, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the fiscal year ended December 31, 2011, including the notes thereto, and the accompanying report of the Company’s independent certified public accountant.

6

Exhibit (d)

(b)       The financial statements of Form 10-Q of the Company for the three months ended June 30, 2012 (the “Most Recent Filing Date”) have been prepared in accordance with GAAP and in accordance with the published rules and regulations of the SEC with respect thereto throughout the periods involved as explained in the notes to such financial statements. The Company’s financial statements present fairly, in all material respects, as of their respective dates, the financial position of the Company. The Company did not have, as of the date of any such financial statements, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected therein in accordance with GAAP, and all assets reflected therein present fairly the assets of the Company in accordance with GAAP.

(c)       The Shares are registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934. As of the Execution Date, the Company has timely filed all reports required by the SEC Rules.   Each of the Company’s Forms 10K and Forms 10Q that have been filed with the SEC (“SEC Documents”) has complied in all material respects with the Exchange Act in effect as of their respective dates. None of the Company’s SEC Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.07   Absence of Certain Changes or Events. Since the Most Recent Filing Date, the Company has conducted its business only in the ordinary course consistent with past practice, and there has not been any material adverse change (as defined in Section 7.03) with respect to the Company.

SECTION 4.11    Litigation. There is no suit, claim, action, proceeding pending or threatened against the Company, nor is there any investigation against the Company threatened or pending before any governmental entity. The Company is not subject to any outstanding order, judgment, writ, injunction or decree.

SECTION 4.12    Permits; Compliance with Law. The Company is not in violation of, or has not violated, any applicable provisions of any laws, statutes, ordinances or regulations. To the best knowledge of the Company, as of the date of this Agreement, no investigation, inquiry or review by any governmental entity with respect to the Company is pending or threatened, nor has any governmental entity indicated an intention to conduct any such investigation, inquiry or review.

SECTION 4.17    Title to Property. The Company has good and defensible title to all of its properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a material adverse effect.

SECTION 4.22    Full Disclosure. No statement contained in any certificate or schedule furnished or to be furnished by the Company to ACQUISITION CORP., or pursuant to the provisions of, this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

7

Exhibit (d)

ARTICLE V

Covenants

SECTION 5.01     Mutual Use of Best Efforts. The Parties agree as follows with respect to the period from and after the execution of this Agreement.

(a)       Each of the parties hereto will use its reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement, including the preparation of an 8-K regarding the Merger, Schedule 13e-3 and the Information Statement to be filed after the Effective Date.

(b)       Each of the parties hereto will give any notices to third parties, and will use its reasonable best efforts to obtain any third party consents, that the other Parties reasonably may request in connection with this Agreement.

(c)       Each of the parties hereto will give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters in this Agreement.

(d)       Each party hereto will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in this Agreement.

SECTION 5.02    Conduct of Business Prior to Closing During the period from the date of this Agreement and continuing until the Effective Date, the Company agrees that, other than in connection with the consummation of the transactions contemplated hereby, it shall carry on its business only in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business and assets.

ARTICLE VI

Additional Agreements

SECTION 6.01    Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid as of the Closing Date by the party incurring such fees or expenses, whether or not the Merger is consummated.

8

Exhibit (d)

ARTICLE VII

Termination and Indemnification

SECTION 7.01 Termination.

This Agreement may be terminated:

(a)       by mutual consent in writing;

(b)       by an party if there has been a material misrepresentation or material breach of any representation or warranty by any other party that is not cured by the time of Closing; or

(c)       by any party, if any party shall have defaulted or refused to perform in any material respect under this Agreement, or if any party should have reasonable cause to believe there has been a material representation concerning, or failure or breach of, any representation or warranty by the other party.

ARTICLE VII

Miscellaneous

SECTION 8.02. Notices. All notices and other communications hereunder (“Notice”) shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), sent by overnight courier (providing proof of delivery) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to any the Company , to:	Mr. Feng Wang Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection, Anyang County, Henan Province, China 455141
with a copy to:	McLaughlin & Stern, LLP 260 Madison Avenue New York, New York 10016 Telephone : (212) 448-1100 Facsimile : (212) 448-0066 Attn. Qian Hu, esq.
if to ACQUISITION CORP., to:	Mr. Xinshun Wang Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), Cai Cun Road Intersection, Anyang County, Henan Province, China 455141

9

Exhibit (d)

with a copy to:	McLaughlin & Stern, LLP 260 Madison Avenue New York, New York 10016 Telephone: (212) 448-1100 Facsimile : (212) 448-0066 Attn. Qian Hu, esq.

SECTION 8.03    Interprétation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. As used in this Agreement, “material adverse change” or “material adverse effect” means, when used in connection with a person, any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that, individually or in the aggregate with any such other changes or effects, is materially adverse to the business, prospects, assets (including intangible assets), financial condition or results of operations of such person and its subsidiaries taken as a whole.

SECTION 8.04    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when said counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

SECTION 8.05    Entire Agreement; Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

SECTION 8.06    Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without regard to any applicable conflicts of law.

SECTION 8.07    Publicity. Except as otherwise required by law, for so long as this Agreement is in effect, neither the Company nor ACQUISITION CORP. shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

10

Exhibit (d)

SECTION 8.08    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 8.09    Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth in this Agreement shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate.

IN WITNESS WHEREOF, BIRCH BRANCH INC. and BIRCH BRANCH ACQUISITION CORP. have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BIRCH BRANCH INC.		BIRCH BRANCH ACQUISITION CORP.

By:	/s/ Feng Wang	By:	/s/ Xinshun Wang
Name: Feng Wang		Name: Xinshun Wang
Title: CEO		Title: President
Date: September 25, 2012		Date: September 25, 2012

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), is made as of December 31, 2012, by and among Birch Branch, Inc. (the “Company”) and Birch Branch Acquisition Corp. (“Acquisition Corp.”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (defined below).

RECITALS

WHEREAS, the Company and Acquisition Corp. are parties to that certain Agreement and Plan of Merger, dated as of September 25, 2012 (the “Merger Agreement”), pursuant to which the Company would be merged with and into Acquisition Corp. (the “Merger”), so that, as a result of the Merger, Acquisition Corp. will survive; and

11

Exhibit (d)

WHEREAS, the parties wish to amend the Merger Agreement in the manner set forth herein.

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows, intending to be legally bound hereby:

Section 1. 02 of the Merger Agreement is hereby amended to read in its entirety as follows:

“SECTION 1.02    The Closing. The Closing of the transactions contemplated by this Agreement (the "Closing") shall take place in the offices of McLaughlin & Stern LLP, 260 Madison Avenue, New York, New York 10016 on the ___day of_____, 2013, commencing at 10:00am Eastern Daylight Saving Time (the "Closing Date"), unless another place or time is mutually agreed upon in writing by the parties, but in any event no later than March 15, 2013 unless extended by a written agreement of the parties (the “Amended Termination Date”).”

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the day and year first above written.

BIRCH BRANCH INC.		BIRCH BRANCH ACQUISITION CORP.

By:	/s/ Feng Wang	By:	/s/ Xinshun Wang
Name: Feng Wang		Name: Xinshun Wang
Title: CEO		Title: President
Date: December 31, 2012		Date: December 31, 2012

12

Exhibit f

Article 113 of the Colorado Business Corporations Act

7-113-101. Definitions.

For purposes of this article:

(1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

(3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

(4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

(5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

(6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

(7) "Shareholder" means either a record shareholder or a beneficial shareholder.

7-113-102. Right to dissent.

(1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party if:

(I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

(II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102 (1);

Exhibit f

(d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102 (2); and

(e) Consummation of a conversion in which the corporation is the converting entity as provided in section 7-90-206 (2).

(1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares that either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or were held of record by more than two thousand shareholders, at the time of:

(a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

(b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

(c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

(a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b) Shares of any other corporation which, at the effective date of the plan of merger or share exchange, either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or will be held of record by more than two thousand shareholders;

(c) Cash in lieu of fractional shares; or

(d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

(2) (Deleted by amendment, L. 96, p. 1321, § 30, effective June 1, 1996.)

(2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

Exhibit f

(3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

(4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

7-113-103. Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

(a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

(b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

7-113-201. Notice of dissenters' rights.

(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202 (1).

Exhibit f

(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202 (2).

7-113-202. Notice of intent to demand payment.

(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (1), a shareholder who wishes to assert dissenters' rights shall:

(a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

(b) Not vote the shares in favor of the proposed corporate action.

(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (2), a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

Exhibit f

7-113-203. Dissenters' notice.

(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

(2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

(a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

(b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

(c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

(e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

(f) State the requirement contemplated in section 7-113-103 (3), if such requirement is imposed; and

(g) Be accompanied by a copy of this article.

7-113-204. Procedure to demand payment.

(1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

(a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203 (2) (d), duly completed, or may be stated in another writing; and

(b) Deposit the shareholder's certificates for certificated shares.

(2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

(3) Except as provided in section 7-113-207 or 7-113-209 (1) (b), the demand for payment and deposit of certificates are irrevocable.

Exhibit f

(4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

7-113-205. Uncertificated shares.

(1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

(2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

7-113-206. Payment.

(1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

(2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

(a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

(b) A statement of the corporation's estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter's right to demand payment under section 7-113-209; and

(e) A copy of this article.

7-113-207. Failure to take action.

(1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

Exhibit f

(2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

7-113-208. Special provisions relating to shares acquired after announcement of proposed corporate action.

(1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

(2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206 (2).

7-113-209. Procedure if dissenter is dissatisfied with payment or offer.

(1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

(a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

(b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

(c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207 (1).

(2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

Exhibit f

7-113-301. Court action.

(1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

(2) The corporation shall commence the proceeding described in subsection (1) of this section in the district court for the county in this state in which the street address of the corporation's principal office is located, or, if the corporation has no principal office in this state, in the district court for the county in which the street address of its registered agent is located, or, if the corporation has no registered agent, in the district court for the city and county of Denver. If the corporation is a foreign corporation without a registered agent, it shall commence the proceeding in the county in which the domestic corporation merged into, or whose shares were acquired by, the foreign corporation would have commenced the action if that corporation were subject to the first sentence of this subsection (2).

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

7-113-302. Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

Exhibit f

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with part 2 of this article; or

(b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

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